WaMu Mortgage Pass-Through Certificates Series 2007-HY5 Marketing Materials

Hybrid ARMS

$ [1,618,141,100]
(Approximate, Subject to +/- 10% Variance)

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Bank
Sponsor and Servicer

 **WaMu Capital Corp.**
A Washington Mutual, Inc. Company

**Important Notice About Information Presented in this
Preliminary Term Sheet**

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus we will provide you. You may obtain a copy of the prospectus and the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS APRIL 1, 2007. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Preliminary Term Sheet Date Prepared: Apr. [10], 2007

Publicly Offered Certificates

WaMu Mortgage Pass-Through Certificates, Series 2007-HY5

$[1,618,141,100]

(Approximate, Subject to +/- 10% Variance)

5/1, 7/1 and 10/1 Hybrid, Adjustable Rate Residential Mortgage Loans

Class (1)	Principal Amount (Approx.) (2)	WAL (Yrs) To Wtd Avg CPB/Mat (3)	Pmt Window (Mths) To Wtd Avg CPB/Mat (3)	Interest Rate Type	Tranche Type	Expected Ratings S&P and Fitch
1-A1	$ 452,943,000	2.59/3.33	1-60/1-360	Variable (4)	Senior	AAA/ AAA
1-A2	$ 22,588,000	2.59/3.33	1-60/1-360	Variable (4)	Senior/Mezzanine	AAA/AAA
2-A1	$ 161,478,000	2.95/3.37	1-84/1-360	Variable (5)	Senior	AAA/AAA
2-A2	$ 132,921,000	2.95/3.37	1-84/1-360	Variable (6)	Senior	AAA/AAA
2-A3	$ 193,572,000	2.95/3.36	1-84/1-360	Variable (7)	Senior	AAA/AAA
2-A4	$ 128,353,000	2.95/3.37	1-84/1-360	Variable (8)	Senior	AAA/AAA
2-A5	$ 91,259,000	2.95/3.37	1-84/1-360	Variable (9)	Senior	AAA/AAA
2-AB	$ 29,481,000	2.95/3.37	1-84/1-360	Variable (11)	Senior/Mezzanine	AAA/AAA
3-A1	$ 316,524,000	3.22/3.39	1-120/1-360	Variable (12)	Senior	AAA/AAA
3-A2	$ 38,324,000	3.22/3.39	1-120/1-360	Variable (12)	Senior/Mezzanine	AAA/AAA
R	$ 100			---	Senior/Residual	AAA/AAA
1-B-1	$ 10,234,000	4.38/6.09	1-60/1-360	Variable (4)	Subordinate	AA/NR
1-B-2	$ 4,743,000	4.38/6.09	1-60/1-360	Variable (4)	Subordinate	A/ NR
1-B-3	$ 2,746,000	4.38/6.09	1-60/1-360	Variable (4)	Subordinate	BBB/NR
2-B-1	$ 13,439,000	5.18/6.13	1-84/1-360	Variable (10)	Subordinate	AA/NR
2-B-2	$ 6,526,000	5.18/6.13	1-84/1-360	Variable (10)	Subordinate	A/ NR
2-B-3	$ 3,071,000	5.18/6.13	1-84/1-360	Variable (10)	Subordinate	BBB/NR
3-B-1	$ 5,521,000	5.77/6.16	1-120/1-360	Variable (12)	Subordinate	AA/NR
3-B-2	$ 2,945,000	5.77/6.16	1-120/1-360	Variable (12)	Subordinate	A/ NR
3-B-3	$ 1,473,000	5.77/6.16	1-120/1-360	Variable (12)	Subordinate	BBB/NR
1-B-4	$ 2,496,000	Privately Offered Certificates		Variable (4)	Subordinate	BB/NR
1-B-5	$ 1,997,000			Variable (4)	Subordinate	B/NR
1-B-6	$ 1,498,474			Variable (4)	Subordinate	NR/NR
2-B-4	$ 3,455,000			Variable (10)	Subordinate	BB/NR
2-B-5	$ 2,687,000			Variable (10)	Subordinate	B/NR
2-B-6	$ 1,536,174			Variable (10)	Subordinate	NR/NR
3-B-4	$ 1,472,000			Variable (12)	Subordinate	BB/NR
3-B-5	$ 1,104,000			Variable (12)	Subordinate	B/NR
3-B-6	$ 736,909			Variable (12)	Subordinate	NR/NR
Total:	**$ 1,635,123,657**					

(1) Distributions on the Class 1-A1, Class 1-A2 and Group 1-B Certificates (as defined herein) will be derived primarily from a pool of 5/1 adjustable rate Mortgage Loans (the "**Group 1 Mortgage Loans**"). Distributions on the Class 2-A1 Certificates (as defined herein) will be derived primarily from a pool of 7/1 adjustable rate Mortgage Loans (as defined herein) that are not Subgroup 2-A2, Subgroup 2-A3, Subgroup 2-A4 and Subgroup 2-A5 Mortgage Loans (each as defined herein) (the "**Subgroup 2-A1 Mortgage Loans**"). Distributions on the Class 2-A2 Certificates (as defined herein) will be derived primarily from a pool of 7/1 adjustable rate Mortgage Loans (other than Subgroup 2-A1 Mortgage Loans) with mortgage interest rates less than or equal to 6.000% per annum (the "**Subgroup 2-A2 Mortgage Loans**"). Distributions on the Class 2-A3 Certificates (as defined herein) will be derived primarily from a pool of 7/1 adjustable rate Mortgage Loans (other than Subgroup 2-A1 Mortgage Loans) with mortgage interest rates

greater than 6.000% per annum and less than 6.325% per annum (the "**Subgroup 2-A3 Mortgage Loans**"). Distributions on the Class 2-A4 Certificates (as defined herein) will be derived primarily from a pool of 7/1 adjustable rate Mortgage Loans (other than Subgroup 2-A1 Mortgage Loans) with mortgage interest rates greater than or equal to 6.325% and less than or equal to 6.500% per annum (the "**Subgroup 2-A4 Mortgage Loans**"). Distributions on the Class 2-A5 Certificates (as defined herein) will be derived primarily from a pool of 7/1 adjustable rate Mortgage Loans (other than Subgroup 2-A1 Mortgage Loans) with mortgage interest rates greater than 6.500% per annum (the "**Subgroup 2-A5 Mortgage Loans**" and, together with the Subgroup 2-A1, Subgroup 2-A2, Subgroup 2-A3 and Subgroup 2-A4 Mortgage Loans, the "**Group 2 Mortgage Loans**"). Distributions on the Group 2-B Certificates (as defined herein) will be derived from the Group 2 Mortgage Loans. Distributions on the Class 3-A1, Class 3-A2 and Group 3-B Certificates (as defined herein) will be derived primarily from a pool of 10/1 adjustable-rate Mortgage Loans (the "**Group 3 Mortgage Loans**"). Distributions on the Class R Certificates will be derived from the Group 1, Group 2 and Group 3 Mortgage Loans.

(2) Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(3) WAL and Payment Window for the Class A and the Subordinate Offered Certificates (each as defined herein) are shown to a pricing prepayment speed to the reset date (CPB) (as described herein) and to Maturity.

(4) For each Distribution Date (as defined herein), the Class 1-A1, Class 1-A2 and Group 1-B Certificates will have an interest rate equal to the Loan Group 1 Weighted Average Pass-Through Rate (as defined herein).

(5) For each Distribution Date, the Class 2-A1 Certificates will have an interest rate equal to the Subgroup 2-A1 Weighted Average Pass-Through Rate (as defined herein).

(6) For each Distribution Date, the Class 2-A2 Certificates will have an interest rate equal to the Subgroup 2-A2 Weighted Average Pass-Through Rate (as defined herein).

(7) For each Distribution Date, the Class 2-A3 Certificates will have an interest rate equal to the Subgroup 2-A3 Weighted Average Pass-Through Rate (as defined herein).

(8) For each Distribution Date, the Class 2-A4 Certificates will have an interest rate equal to the Subgroup 2-A4 Weighted Average Pass-Through Rate (as defined herein).

(9) For each Distribution Date, the Class 2-A5 Certificates will have an interest rate equal to the Subgroup 2-A5 Weighted Average Pass-Through Rate (as defined herein).

(10) For each Distribution Date, the Group 2-B Certificates will have an interest rate equal to the Loan Group 2-B Weighted Average Pass-Through Rate (as defined herein).

(11) Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the Group 2 Mortgage Loans, the Class 2-AB Certificates will be deemed to be comprised of five components (the "**Class 2-AB Subgroup 1 Component**", "**Class 2-AB Subgroup 2 Component**", "**Class 2-AB Subgroup 3 Component**", "**Class 2-AB Subgroup 4 Component**" and the "**Class 2-AB Subgroup 5 Component**", each, a "**Class 2-AB Component**"). Each Class 2-AB Component will have a component principal balance representing a portion of the Class 2-AB principal balance. Interest will be payable with respect to each Class 2-AB Component. The initial principal balance of the Class 2-AB Subgroup 1 Component, Class 2-AB Subgroup 2 Component, Class 2-AB Subgroup 3 Component, Class 2-AB Subgroup 4 Component and Class 2-AB Subgroup 5 Component will be approximately $[6,728,000], $[5,538,000], $[8,065,000], $[5,348,000] and $[3,802,000], respectively.

For each Distribution Date, the Class 2-AB Subgroup 1 Component will have an interest rate equal to the Subgroup 2-A1 Weighted Average Pass-Through Rate.

For each Distribution Date, the Class 2-AB Subgroup 2 Component will have an interest rate equal to the Subgroup 2-A2 Weighted Average Pass-Through Rate.

For each Distribution Date, the Class 2-AB Subgroup 3 Component will have an interest rate equal to the Subgroup 2-A3 Weighted Average Pass-Through Rate.

For each Distribution Date, the Class 2-AB Subgroup 4 Component will have an interest rate equal to the Subgroup 2-A4 Weighted Average Pass-Through Rate.

For each Distribution Date, the Class 2-AB Subgroup 5 Component will have an interest rate equal to the Subgroup 2-A5 Weighted Average Pass-Through Rate.

(12) For each Distribution Date, the Class 3-A1, Class 3-A2 and Group 3-B Certificates will have an interest rate equal to the Loan Group 3 Weighted Average Pass-Through Rate (as defined herein).

Transaction Summary:

Issuing Entity:	WaMu Mortgage Pass-Through Certificates Series 2007-HY5 Trust (the "Trust')
Depositor:	WaMu Asset Acceptance Corp. (**"WAAC"**).
Sponsor and Servicer:	Washington Mutual Bank (**"WMB"**).
Lead Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank
Rating Agencies:	It is anticipated that the Senior Certificates will be rated by Standard & Poor's and Fitch. The Subordinate Certificates other than the Class 1-B-6, Class 2-B-6 and Class 3-B-6 Certificates will be rated by only one rating agency. The Class 1-B-6, Class 2-B-6 and Class 3-B-6 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet.
Cut-off Date:	April 1, 2007.
Expected Pricing Date:	On or about April [3], 2007.
Closing Date:	On or about April [25], 2007.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in May 2007.
Servicing Fee:	[0.725]% per annum of the principal balance of each of the Group 1 Mortgage Loans. [0.575]% per annum of the principal balance of each of the Subgroup 2-A1 Mortgage Loans. [0.525]% per annum of the principal balance of each of the Subgroup 2-A2, Subgroup 2-A3, Subgroup 2-A4 and Subgroup 2-A5 Mortgage Loans. [0.350]% per annum of the principal balance of each of the Group 3 Mortgage Loans.
Certificates:	The "**Senior Certificates**" will consist of (i) the Class 1-A1 and Class 1-A2 (the "**Group 1-A Certificates**"), Class 2-A1, Class 2-A2, Class 2-A3, Class 2-A4, Class 2-A5 and Class 2-AB (the "**Group 2-A Certificates**"), Class 3-A1 and Class 3-A2 Certificates (the "**Group 3-A Certificates**" and together with the Group 1-A and Group 2-A Certificates, the "**Class A Certificates**"), and (ii) the Class R Certificates. The "**Group 1-B Senior Subordinate Certificates**" will consist of the Class 1-B-1, Class 1-B-2 and Class 1-B-3 Certificates. The "**Group 2-B Senior Subordinate Certificates**" will consist of the Class 2-B-1, Class 2-B-2 and Class 2-B-3 Certificates. The "**Group 3-B Senior Subordinate Certificates**" will consist of the Class 3-B-1, Class 3-B-2 and Class 3-B-3 Certificates. The "**Group 1-B Junior Subordinate Certificates**" will consist of the Class 1-B-4, Class 1-B-5 and Class 1-B-6, Certificates. The Group 1-B Senior Subordinate Certificates and Group 1-B Junior Subordinate Certificates are collectively known as the "**Group 1-B Certificates**". The "**Group 2-B Junior Subordinate Certificates**" will consist of the Class 2-B-4, Class 2-B-5 and Class 2-B-6, Certificates. The Group 2-B Senior Subordinate Certificates and Group 2-B Junior Subordinate Certificates are collectively known as the "**Group 2-B Certificates**". The "**Group 3-B Junior Subordinate Certificates**" will consist of the Class 3-B-4, Class 3-B-5 and Class 3-B-6, Certificates. The Group 3-B Senior Subordinate Certificates and Group 3-B Junior Subordinate Certificates are

collectively known as the "**Group 3-B Certificates**". The "**Subordinate Offered Certificates**" will consist of the Group 1-B Senior Subordinate Certificates, Group 2-B Senior Subordinate Certificates and Group 3-B Senior Subordinate Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "**Certificates**." The Senior and Subordinate Offered Certificates (collectively, the "**Offered Certificates**") are being offered hereby.

Accrued Interest:
The Offered Certificates settle with accrued interest. The price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([24] days).

Interest Accrual Period:
The interest accrual period with respect to the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration:
The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment:
It is anticipated that the Offered Certificates (other than the Class R Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class R Certificates will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility:
The Offered Certificates (other than the Class R) are expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts subject to Title I of ERISA or Section 4975 of the Internal Revenue Code. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificates are not expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts subject to Title I of ERISA or Section 4975 of the Internal Revenue Code. See "ERISA Considerations" in the WaMu Mortgage Pass–Through Certificates, Series OA free writing prospectus for additional information

SMMEA Treatment:
The Class A, Class 1-B-1, Class 2-B-1 and 3-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**"). The Class 1-B-2, Class 1-B-3, Class 1-B-4, Class 1-B-5, Class 1-B-6, Class 2-B-2, Class 2-B-3, Class 2-B-4, Class 2-B-5, Class 2-B-6, Class 3-B-2, Class 3-B-3, Class 3-B-4, Class 3-B-5 and Class 3-B-6 Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination:
When the aggregate principal balance of the Mortgage Loans in loan group 1 has been reduced to less than 10% of that balance as of April 1, 2007, the servicer may purchase all of the Mortgage Loans in loan group 1; separately when the aggregate principal balance of the Mortgage Loans in loan group 2 has been reduced to less than 10% of that balance as of April 1, 2007, the servicer may purchase all of the Mortgage Loans in loan group 2; and separately when the aggregate principal balance of the Mortgage Loans in loan group 3 has been reduced to less than 10% of that balance as of April 1, 2007, the servicer may purchase all of the Mortgage Loans in loan group 3 (each, an "**Optional Call Date**").

Pricing Prepayment Speed:
The Offered Certificates will be priced to a prepayment speed of 25% CPB.

Compensating Interest:
Compensating interest paid by the servicer with respect to each loan group will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans in that loan group made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the

sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group, any reinvestment income realized by the servicer relating to payoffs on the Mortgage Loans in that loan group made during the prepayment period, and interest payments on the payoffs in that loan group received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group.

Mortgage Loans :   As of April 1, 2007, the aggregate principal balance of the Mortgage Loans described herein is approximately $[1,635,123,658] (the "**Mortgage Loans**"). The Mortgage Loans are non-convertible, adjustable rate One-Year LIBOR indexed Mortgage Loans with initial rate adjustments occurring approximately 60 months, 84 months or 120 months after the date of origination of each mortgage loan ("5/1 ARM", "7/1 ARM" and "10/1 ARM," respectively). None of the Mortgage Loans will be "Buydown Loans," which are Mortgage Loans for which scheduled payments of principal and/or interest have been subsidized for a period of time through a fund provided by the originator or another person at the time of origination. The Mortgage Loans are secured by first liens on one- to four-family residential properties, or shares of cooperative units.

5/1 ARM or Group 1 Mortgage Loans

As of April 1, 2007, the aggregate principal balance of the Group 1 Mortgage Loans described herein is approximately $[499,245,575]. Each Group 1 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [97.20]% of the Group 1 Mortgage Loans are scheduled to pay only interest for the first 5 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [25] year term. See the attached collateral descriptions for more information.

7/1 ARM or Group 2 Mortgage Loans

As of April 1, 2007, the aggregate principal balance of the Group 2 Mortgage Loans described herein is approximately $[767,778,175]. Each Group 2 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [96.68]% of the Group 2 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

Subgroup 2-A1 Mortgage Loans

As of April 1, 2007, the aggregate principal balance of the Subgroup 2-A1 Mortgage Loans described herein is approximately $[175,214,663]. Each Subgroup 2-A1 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [98.15]% of the Subgroup 2-A1 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

Subgroup 2-A2 Mortgage Loans

As of April 1, 2007, the aggregate principal balance of the Subgroup 2-A2 Mortgage Loans described herein is approximately $[144,228,604]. Each Subgroup 2-A2 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [98.64]% of the Subgroup 2-A2 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

Subgroup 2-A3 Mortgage Loans

As of April 1, 2007, the aggregate principal balance of the Subgroup 2-A3 Mortgage Loans described herein is approximately $[210,039,236]. Each Subgroup 2-A3 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [94.54]% of the Subgroup 2-A3 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

Subgroup 2-A4 Mortgage Loans

As of April 1, 2007, the aggregate principal balance of the Subgroup 2-A4 Mortgage Loans described herein is approximately $[139,272,886]. Each Subgroup 2-A4 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [95.05]% of the Subgroup 2-A4 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

Subgroup 2-A5 Mortgage Loans

As of April 1, 2007, the aggregate principal balance of the Subgroup 2-A5 Mortgage Loans described herein is approximately $[99,022,785]. Each Subgroup 2-A5 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [98.04]% of the Subgroup 2-A5 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

10/1 ARM or Group 3 Mortgage Loans

As of April 1, 2007, the aggregate principal balance of the Group 3 Mortgage Loans described herein is approximately $[368,099,909]. Each Group 3 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [96.67]% of the Group 3 Mortgage Loans are scheduled to pay only interest for the first 10 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [20] year term. See the attached collateral descriptions for more information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[1,635,123,658], subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Loan Group 1 Weighted Average Pass-Through Rate:

For any Distribution Date, the weighted average of the mortgage interest rates on the Group 1 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.

Subgroup 2-A1 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Subgroup 2-A1 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.
Subgroup 2-A2 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Subgroup 2-A2 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.
Subgroup 2-A3 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Subgroup 2-A3 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.
Subgroup 2-A4 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Subgroup 2-A4 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.
Subgroup 2-A5 Weighted Average Pass-Through Rate:	For any Distribution Date, the weighted average of the mortgage interest rates on the Subgroup 2-A5 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.

Group 2-B
Weighted Average
Pass-Through
Rate:

For any Distribution Date, the quotient expressed as a percentage, of:

(a) the sum of:

  (i) the product of (x) the Subgroup 2-A1 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance (as defined herein) for subgroup 2-A1 immediately before that Distribution Date;

  (ii) the product of (x) the Subgroup 2-A2 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance (as defined herein) for subgroup 2-A2 immediately before that Distribution Date;

  (iii) the product of (x) the Subgroup 2-A3 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance (as defined herein) for subgroup 2-A3 immediately before that Distribution Date;

  (iv) the product of (x) the Subgroup 2-A4 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance (as defined herein) for subgroup 2-A4 immediately before that Distribution Date; and

  (v) the product of (x) the Subgroup 2-A5 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance (as defined herein) for subgroup 2-A5 immediately before that Distribution Date;

divided by:

(b)   the sum of the Subordinate Component Balances for subgroup 2-A1, subgroup 2-A2, subgroup 2-A3, subgroup 2-A4 and subgroup 2-A5 immediately before that Distribution Date.

Loan Group 3 Weighted Average Pass-Through Rate:

For any Distribution Date, the weighted average of the mortgage interest rates on the Group 3 Mortgage Loans as of the second preceding Due Date less the per annum rate at which the related Servicing Fee is calculated.

Subordinate Component Balance:

The "**Subordinate Component Balance**" for subgroup 2-A1 as of any date of determination will equal the then outstanding aggregate Stated Principal Balance of the Subgroup 2-A1 Mortgage Loans minus the then outstanding aggregate principal balance of the Class 2-A1 Certificates and the Class 2-AB Subgroup 1 Component.

The "**Subordinate Component Balance**" for subgroup 2-A2 as of any date of determination will equal the then outstanding aggregate Stated Principal Balance of the Subgroup 2-A2 Mortgage Loans minus the then outstanding aggregate principal balance of the Class 2-A2 Certificates and the Class 2-AB Subgroup 2 Component.

The "**Subordinate Component Balance**" for subgroup 2-A3 as of any date of determination will equal the then outstanding aggregate Stated Principal Balance of the Subgroup 2-A3 Mortgage Loans minus the then outstanding aggregate principal balance of the Class 2-A3 Certificates and the Class 2-AB Subgroup 3 Component.

The "**Subordinate Component Balance**" for subgroup 2-A4 as of any date of determination will equal the then outstanding aggregate Stated Principal Balance of the Subgroup 2-A4 Mortgage Loans minus the then outstanding aggregate principal balance of the Class 2-A4 Certificates and the Class 2-AB Subgroup 4 Component.

The "**Subordinate Component Balance**" for subgroup 2-A5 as of any date of determination will equal the then outstanding aggregate Stated Principal Balance of the Subgroup 2-A5 Mortgage Loans minus the then outstanding aggregate principal balance of the Class 2-A5 Certificates and the Class 2-AB Subgroup 5 Component.

Stated Principal Balance:

The "**Stated Principal Balance**" of any Mortgage Loan as of any date of determination is equal to its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced to the extent that any realized loss on that Mortgage Loan has been allocated to one or more classes of certificates on or before that date of determination.

Class Principal Balance:

The "**Class Principal Balance**" for any Distribution Date and for any class of certificates will equal the aggregate amount of principal to which it is entitled on the Closing Date, reduced by all distributions of principal to that class and all allocations of losses required to be borne by that class before that Distribution Date.

Component Principal Balance:	The **"Component Principal Balance"** for any Distribution Date and any Class 2-AB Component will equal the aggregate amount of principal to which that component is entitled on the Closing Date, reduced by all distributions of principal to that component, and all allocations of losses required to be borne by that component, before that Distribution Date.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Class 1-A1 and Class 1-A2 Certificates will consist of the subordination of the Group 1-B Certificates, initially [4.75]% total subordination.

Credit enhancement for the Class 2-A1, Class 2-A2, Class 2-A3, Class 2-A4, Class 2-A5 and Class 2-AB Certificates will consist of the subordination of the Group 2-B Certificates, initially [4.00]% total subordination.

Credit enhancement for the Class 3-A1 and Class 3-A2 Certificates will consist of the subordination of the Group 3-B Certificates, initially [3.60]% total subordination.

Shifting Interest:

Group 1-B Certificates

For each Distribution Date before May 2014, the Group 1-B Certificates will be locked out from receipt of unscheduled principal collected on the Group 1 Mortgage Loans (unless the Class 1-A1 and Class 1-A2 Certificates are paid down to zero or the credit enhancement provided by the Group 1-B Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus), the Group 1-B Certificates will receive their increasing portions of unscheduled principal collected on the Group 1 Mortgage Loans.

The Group 1-B Certificates will receive the following portions of unscheduled principal:

Periods:			**Portion of Unscheduled Principal Payments (%)**
May 2007	–	April 2014	0% Pro Rata Share
May 2014	–	April 2015	30% Pro Rata Share
May 2015	–	April 2016	40% Pro Rata Share
May 2016	–	April 2017	60% Pro Rata Share
May 2017	–	April 2018	80% Pro Rata Share
May 2018 and after			100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Group 1-B Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus), (i) on or prior to the Distribution Date in April 2010, and the cumulative realized losses on the Group 1 Mortgage Loans allocated to the Group 1-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group 1-B Certificates as of the Closing Date, do not exceed 20%, the Group 1-B Certificates will be entitled to 50% of their pro rata share of unscheduled principal collected on the Group 1 Mortgage Loans or (ii) after the Distribution Date in April 2010, and the cumulative realized losses on the Group 1 Mortgage Loans allocated to the Group 1-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group 1-B Certificates as of the Closing Date, do not exceed 30%, the Group 1-B Certificates will be entitled to 100% of their pro rata share of unscheduled principal collected on the Group 1 Mortgage Loans.

Notwithstanding the foregoing, for any Distribution Date, in the event that the **"Group 1 Senior Percentage"** (the aggregate principal balance of the Group 1-A Certificates, divided by the aggregate principal balance of the Group 1 Mortgage Loans, in each case immediately before the Distribution Date) for that Distribution Date exceeds the Group 1 Senior Percentage as of the Closing Date, then the Group 1-A Certificates will receive all unscheduled principal collected on the Group 1 Mortgage Loans.

Group 2-B Certificates

For each Distribution Date before May 2014, the Group 2-B Certificates will be locked out from receipt of unscheduled principal collected on the Group 2 Mortgage Loans (unless the Class 2-A1, Class 2-A2, Class 2-A3, Class 2-A4, Class 2-A5 and Class 2-AB Certificates are paid down to zero or the credit enhancement provided by the Group 2-B Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus), the Group 2-B Certificates will receive their increasing portions of unscheduled principal collected on the Group 2 Mortgage Loans.

The Group 2-B Certificates will receive the following portions of unscheduled principal:

Periods:			Portion of Unscheduled Principal Payments (%)
May 2007	–	April 2014	0% Pro Rata Share
May 2014	–	April 2015	30% Pro Rata Share
May 2015	–	April 2016	40% Pro Rata Share
May 2016	–	April 2017	60% Pro Rata Share
May 2017	–	April 2018	80% Pro Rata Share
May 2018 and after			100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Group 2-B Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus), (i) on or prior to the Distribution Date in April 2010, and the cumulative realized losses on the Group 2 Mortgage Loans allocated to the Group 2-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group 2-B Certificates as of the Closing Date, do not exceed 20%, the Group 2-B Certificates will be entitled to 50% of their pro rata share of unscheduled principal collected on the Group 2 Mortgage Loans or (ii) after the Distribution Date in April 2010, and the cumulative realized losses on the Group 2 Mortgage Loans allocated to the Group 2-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group 2-B Certificates as of the Closing Date, do not exceed 30%, the Group 2-B Certificates will be entitled to 100% of their pro rata share of unscheduled principal collected on the Group 2 Mortgage Loans.

Notwithstanding the foregoing, for any Distribution Date, in the event that any of the **"Subgroup 2-A1 Senior Percentage"** (the aggregate principal balance of the Class 2-A1 Certificates and the Class 2-AB Subgroup 1 Component, divided by the aggregate principal balance of the Subgroup 2-A1 Mortgage Loans, in each case immediately before the Distribution Date), the **"Subgroup 2-A2 Senior Percentage"** (the aggregate principal balance of the Class 2-A2 Certificates and the Class 2-AB Subgroup 2 Component, divided by the aggregate principal balance of the Subgroup 2-A2 Mortgage Loans, in each case immediately before the Distribution Date), the **"Subgroup 2-A3 Senior Percentage"** (the aggregate principal balance of the Class 2-A3 Certificates and the Class 2-AB Subgroup 3 Component, divided by the aggregate principal balance of the Subgroup 2-A3 Mortgage Loans, in each case immediately before the Distribution Date), the **"Subgroup 2-A4 Senior Percentage"** (the aggregate principal balance of the Class 2-A4 Certificates and the Class 2-AB Subgroup 4 Component, divided by the aggregate principal balance of the Subgroup 2-A4 Mortgage Loans, in each case immediately before the Distribution Date) or the **"Subgroup 2-A5 Senior Percentage"** (the aggregate principal balance of the Class 2-A5 Certificates and the Class 2-AB Subgroup 5 Component, divided by the aggregate principal balance of the Subgroup 2-A5 Mortgage Loans, in each case immediately before the Distribution Date) for that Distribution Date exceeds the Subgroup 2-A1, Subgroup 2-A2, Subgroup 2-A3, Subgroup 2-A4 or Subgroup 2-A5 Senior Percentage, respectively, as of the Closing Date, then the Group 2-A Certificates will receive all unscheduled principal collected on the Group 2 Mortgage Loans.

Group 3-B Certificates

For each Distribution Date before May 2014, the Group 3-B Certificates will be locked out from receipt of unscheduled principal collected on the Group 3 Mortgage Loans (unless the Class 3-A1 and Class 3-A2 Certificates are paid down to zero or the credit enhancement provided by the Group 3-B Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus), the Group 3-B Certificates will receive their increasing portions of unscheduled principal collected on the Group 3 Mortgage Loans.

The Group 3-B Certificates will receive the following portions of unscheduled principal:

Periods:			Portion of Unscheduled Principal Payments (%)
May 2007	–	April 2014	0% Pro Rata Share
May 2014	–	April 2015	30% Pro Rata Share
May 2015	–	April 2016	40% Pro Rata Share
May 2016	–	April 2017	60% Pro Rata Share
May 2017	–	April 2018	80% Pro Rata Share
May 2018 and after			100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Group 3-B Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus), (i) on or prior to the Distribution Date in April 2010, and the cumulative realized losses on the Group 3 Mortgage Loans allocated to the Group 3-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group 3-B Certificates as of the Closing Date, do not exceed 20%, the Group 3-B Certificates will be entitled to 50% of their pro rata share of unscheduled principal collected on the Group 3 Mortgage Loans or (ii) after the Distribution Date in April 2010, and the cumulative realized losses on the Group 3 Mortgage Loans allocated to the Group 3-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group 3-B Certificates as of the Closing Date, do not exceed 30%, the Group 3-B Certificates will be entitled to 100% of their pro rata share of unscheduled principal collected on the Group 3 Mortgage Loans.

Notwithstanding the foregoing, for any Distribution Date, in the event that the **"Group 3 Senior Percentage"** (the aggregate principal balance of the Group 3-A Certificates, divided by the aggregate principal balance of the Group 3 Mortgage Loans, in each case immediately before the Distribution Date) for that Distribution Date exceeds the Group 3 Senior Percentage as of the Closing Date, then the Group 3-A Certificates will receive all unscheduled principal collected on the Group 3 Mortgage Loans.

Structure Rules:

Allocation of
Realized Losses:

(A) Any loss realized on a Group 1 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

        (a)   first, to the Group 1-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

        (b)   second, to the Class 1-B-3 Certificates, until the Class 1-B-3 Principal Balance has been reduced to zero;

        (c)   third, to the Class 1-B-2 Certificates, until the Class 1-B-2 Principal Balance has been reduced to zero;

        (d)   fourth, to the Class 1-B-1 Certificates, until the Class 1-B-1 Principal Balance has been reduced to zero;

        (e)   fifth, to the Class 1-A2 Certificates, until the Class 1-A2 Principal Balance has been reduced to zero; and

        (f)   sixth, to the Class 1-A1 Certificates, until the Class 1-A1 Principal Balance has been reduced to zero;

        and

(ii)   for losses allocable to interest:

        (a)   first, to the Group 1-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

        (b)   second, to the Class 1-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 1-B-3 Principal Balance;

        (c)   third, to the Class 1-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 1-B-2 Principal Balance;

        (d)   fourth, to the Class 1-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 1-B-1 Principal Balance;

        (e)   fifth, to the Class 1-A2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 1-A2 Principal Balance; and

        (f)   sixth, to the Class 1-A1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 1-A1 Principal Balance.

(B) Any loss realized on a Subgroup 2-A1 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

        (a)   first, to the Group 2-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

        (b)   second, to the Class 2-B-3 Certificates, until the Class 2-B-3 Principal Balance has been reduced to zero;

        (c)   third, to the Class 2-B-2 Certificates, until the Class 2-B-2 Principal Balance has been reduced to zero;

(d)   fourth, to the Class 2-B-1 Certificates, until the Class 2-B-1 Principal Balance has been reduced to zero;

(e)   fifth, to the Class 2-AB Subgroup 1 Component, until its Component Principal Balance has been reduced to zero;

(f)   sixth, to the Class 2-AB Subgroup 2, Class 2-AB Subgroup 3, Class 2-AB Subgroup 4 and Class 2-AB Subgroup 5 Components, pro rata, (after giving effect to losses applied in (C)(i)(e), (D)(i)(e), (E)(i)(e) and (F)(i)(e) below, respectively, and pro rata with any loss allocations in clauses (C)(i)(f), (D)(i)(f), (E)(i)(f) and (F)(i)(f) below, respectively) until their Component Principal Balances have been reduced to zero; and

(g)   seventh, to the Class 2-A1 Certificates, until the Class 2-A1 Principal Balance has been reduced to zero;

and

(ii)   for losses allocable to interest:

(a)   first, to the Group 2-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b)   second, to the Class 2-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-3 Principal Balance;

(c)   third, to the Class 2-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-2 Principal Balance;

(d)   fourth, to the Class 2-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-1 Principal Balance;

(e)   fifth, to the Class 2-AB Subgroup 1 Component, in reduction of accrued but unpaid interest and then in reduction of the Class 2-AB Subgroup 1 Component Principal Balance;

(f)   sixth, to the Class 2-AB Subgroup 2, Class 2-AB Subgroup 3, Class 2-AB Subgroup 4 and Class 2-AB Subgroup 5 Components, pro rata, (after giving effect to losses applied in (C)(ii)(e), (D)(ii)(e), (E)(ii)(e) and (F)(ii)(e) below, respectively, and pro rata with any loss allocations in clauses (C)(ii)(f), (D)(ii)(f), (E)(ii)(f) and (F)(ii)(f) below, respectively) in reduction of accrued but unpaid interest and then in reduction of their Component Principal Balances; and

(g)   seventh, to the Class 2-A1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-A1 Principal Balance.

(C) Any loss realized on a Subgroup 2-A2 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

(a)   first, to the Group 2-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b)   second, to the Class 2-B-3 Certificates, until the Class 2-B-3 Principal Balance has been reduced to zero;

(c)   third, to the Class 2-B-2 Certificates, until the Class 2-B-2 Principal Balance has been reduced to zero;

(d)   fourth, to the Class 2-B-1 Certificates, until the Class 2-B-1 Principal Balance has been reduced to zero;

(e) fifth, to the Class 2-AB Subgroup 2 Component, until its Component Principal Balance has been reduced to zero;

(f) sixth, to the Class 2-AB Subgroup 1, Class 2-AB Subgroup 3, Class 2-AB Subgroup 4 and Class 2-AB Subgroup 5 Components, pro rata, (after giving effect to losses applied in (B)(i)(e), (D)(i)(e), (E)(i)(e) and (F)(i)(e), respectively, and pro rata with any loss allocations in clauses (B)(i)(f), (D)(i)(f), (E)(i)(f) and (F)(i)(f), respectively) until their Component Principal Balances have been reduced to zero; and

(g) seventh, to the Class 2-A2 Certificates, until the Class 2-A2 Principal Balance has been reduced to zero;

and

(ii) for losses allocable to interest:

(a) first, to the Group 2-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b) second, to the Class 2-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-3 Principal Balance;

(c) third, to the Class 2-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-2 Principal Balance;

(d) fourth, to the Class 2-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-1 Principal Balance;

(e) fifth, to the Class 2-AB Subgroup 2 Component, in reduction of accrued but unpaid interest and then in reduction of the Class 2-AB Subgroup 2 Component Principal Balance;

(f) sixth, to the Class 2-AB Subgroup 1, Class 2-AB Subgroup 3, Class 2-AB Subgroup 4 and Class 2-AB Subgroup 5 Components, pro rata, (after giving effect to losses applied in (B)(ii)(e), (D)(ii)(e), (E)(ii)(e) and (F)(ii)(e), respectively, and pro rata with any loss allocations in clauses (B)(ii)(f), (D)(ii)(f), (E)(ii)(f) and (F)(ii)(f), respectively) in reduction of accrued but unpaid interest and then in reduction of their Component Principal Balances; and

(g) seventh, to the Class 2-A2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-A2 Principal Balance.

(D) Any loss realized on a Subgroup 2-A3 Mortgage Loan will be allocated among the Certificates as follows:

(i) for losses allocable to principal:

(a) first, to the Group 2-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b) second, to the Class 2-B-3 Certificates, until the Class 2-B-3 Principal Balance has been reduced to zero;

(c) third, to the Class 2-B-2 Certificates, until the Class 2-B-2 Principal Balance has been reduced to zero;

(d) fourth, to the Class 2-B-1 Certificates, until the Class 2-B-1 Principal Balance has been reduced to zero;

(e) fifth, to the Class 2-AB Subgroup 3 Component, until its Component Principal Balance has been reduced to zero;

(f)   sixth, to the Class 2-AB Subgroup 1, Class 2-AB Subgroup 2, Class 2-AB Subgroup 4 and Class 2-AB Subgroup 5 Components, pro rata, (after giving effect to losses applied in (B)(i)(e), (C)(i)(e), (E)(i)(e) and (F)(i)(e), respectively, and pro rata with any loss allocations in clauses (B)(i)(f), (C)(i)(f), (E)(i)(f) and (F)(i)(f), respectively) until their Component Principal Balances have been reduced to zero; and

(g)   seventh, to the Class 2-A3 Certificates, until the Class 2-A3 Principal Balance has been reduced to zero;

and

(ii)   for losses allocable to interest:

(a)   first, to the Group 2-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b)   second, to the Class 2-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-3 Principal Balance;

(c)   third, to the Class 2-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-2 Principal Balance;

(d)   fourth, to the Class 2-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-1 Principal Balance;

(e)   fifth, to the Class 2-AB Subgroup 3 Component, in reduction of accrued but unpaid interest and then in reduction of the Class 2-AB Subgroup 3 Component Principal Balance;

(f)   sixth, to the Class 2-AB Subgroup 1, Class 2-AB Subgroup 2, Class 2-AB Subgroup 4 and Class 2-AB Subgroup 5 Components, pro rata, (after giving effect to losses applied in (B)(ii)(e), (C)(ii)(e), (E)(ii)(e) and (F)(ii)(e), respectively, and pro rata with any loss allocations in clauses (B)(ii)(f), (C)(ii)(f), (E)(ii)(f) and (F)(ii)(f), respectively) in reduction of accrued but unpaid interest and then in reduction of their Component Principal Balances; and

(g)   seventh, to the Class 2-A3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-A3 Principal Balance.

(E) Any loss realized on a Subgroup 2-A4 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

(a)   first, to the Group 2-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b)   second, to the Class 2-B-3 Certificates, until the Class 2-B-3 Principal Balance has been reduced to zero;

(c)   third, to the Class 2-B-2 Certificates, until the Class 2-B-2 Principal Balance has been reduced to zero;

(d)   fourth, to the Class 2-B-1 Certificates, until the Class 2-B-1 Principal Balance has been reduced to zero;

(e)   fifth, to the Class 2-AB Subgroup 4 Component, until its Component Principal Balance has been reduced to zero;

(f)   sixth, to the Class 2-AB Subgroup 1, Class 2-AB Subgroup 2, Class 2-AB Subgroup 3 and Class 2-AB Subgroup 5 Components, pro rata, (after giving effect to losses applied in (B)(i)(e), (C)(i)(e), (D)(i)(e) and (F)(i)(e), respectively, and pro rata with any loss allocations in clauses (B)(i)(f), (C)(i)(f), (D)(i)(f) and (F)(i)(f), respectively) until their Component Principal Balances have been reduced to zero; and

(g)   seventh, to the Class 2-A4 Certificates, until the Class 2-A4 Principal Balance has been reduced to zero;

    and

(ii)   for losses allocable to interest:

(a)   first, to the Group 2-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b)   second, to the Class 2-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-3 Principal Balance;

(c)   third, to the Class 2-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-2 Principal Balance;

(d)   fourth, to the Class 2-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-1 Principal Balance;

(e)   fifth, to the Class 2-AB Subgroup 4 Component, in reduction of accrued but unpaid interest and then in reduction of the Class 2-AB Subgroup 4 Component Principal Balance;

(f)   sixth, to the Class 2-AB Subgroup 1, Class 2-AB Subgroup 2, Class 2-AB Subgroup 3 and Class 2-AB Subgroup 5 Components, pro rata, (after giving effect to losses applied in (B)(ii)(e), (C)(ii)(e), (D)(ii)(e) and (F)(ii)(e), respectively, and pro rata with any loss allocations in clauses (B)(ii)(f), (C)(ii)(f), (D)(ii)(f) and (F)(ii)(f), respectively) in reduction of accrued but unpaid interest and then in reduction of their Component Principal Balances; and

(g)   seventh, to the Class 2-A4 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-A4 Principal Balance.

(F) Any loss realized on a Subgroup 2-A5 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

(a)   first, to the Group 2-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b)   second, to the Class 2-B-3 Certificates, until the Class 2-B-3 Principal Balance has been reduced to zero;

(c)   third, to the Class 2-B-2 Certificates, until the Class 2-B-2 Principal Balance has been reduced to zero;

(d)   fourth, to the Class 2-B-1 Certificates, until the Class 2-B-1 Principal Balance has been reduced to zero;

(e)   fifth, to the Class 2-AB Subgroup 5 Component, until its Component Principal Balance has been reduced to zero;

(f)   sixth, to the Class 2-AB Subgroup 1, Class 2-AB Subgroup 2, Class 2-AB Subgroup 3 and Class 2-AB Subgroup 4 Components, pro rata, (after giving effect to losses applied in (B)(i)(e), (C)(i)(e), (D)(i)(e) and (E)(i)(e) above, respectively, and pro rata with any loss allocations in clauses (B)(i)(f), (C)(i)(f), (D)(i)(f) and (E)(i)(f) above, respectively) until their Component Principal Balances have been reduced to zero; and

(g)   seventh, to the Class 2-A5 Certificates, until the Class 2-A5 Principal Balance has been reduced to zero;

      and

(ii)   for losses allocable to interest:

(a)   first, to the Group 2-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b)   second, to the Class 2-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-3 Principal Balance;

(c)   third, to the Class 2-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-2 Principal Balance;

(d)   fourth, to the Class 2-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-B-1 Principal Balance;

(e)   fifth, to the Class 2-AB Subgroup 5 Component, in reduction of accrued but unpaid interest and then in reduction of the Class 2-AB Subgroup 5 Component Principal Balance;

(f)   sixth, to the Class 2-AB Subgroup 1, Class 2-AB Subgroup 2, Class 2-AB Subgroup 3 and Class 2-AB Subgroup 4 Components, pro rata, (after giving effect to losses applied in (B)(ii)(e), (C)(ii)(e), (D)(ii)(e) and (E)(ii)(e) above, respectively, and pro rata with any loss allocations in clauses (B)(ii)(f), (C)(ii)(f), (D)(ii)(f) and (E)(ii)(f) above, respectively) in reduction of accrued but unpaid interest and then in reduction of their Component Principal Balances; and

(g)   seventh, to the Class 2-A5 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 2-A5 Principal Balance.

(G) Any loss realized on a Group 3 Mortgage Loan will be allocated among the Certificates as follows:

(i)   for losses allocable to principal:

(a)   first, to the Group 3-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b)   second, to the Class 3-B-3 Certificates, until the Class 3-B-3 Principal Balance has been reduced to zero;

(c)   third, to the Class 3-B-2 Certificates, until the Class 3-B-2 Principal Balance has been reduced to zero;

(d)   fourth, to the Class 3-B-1 Certificates, until the Class 3-B-1 Principal Balance has been reduced to zero;

(e)   fifth, to the Class 3-A2 Certificates, until the Class 3-A2 Principal Balance has been reduced to zero; and

(f)   sixth, to the Class 3-A1 Certificates, until the Class 3-A1 Principal Balance has been reduced to zero;

      and

(ii)   for losses allocable to interest:

(a)   first, to the Group 3-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b)   second, to the Class 3-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-3 Principal Balance;

(c)   third, to the Class 3-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-2 Principal Balance;

(d)   fourth, to the Class 3-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-1 Principal Balance;

(e)   fifth, to the Class 3-A2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-A2 Principal Balance; and

(f)   sixth, to the Class 3-A1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-A1 Principal Balance.

Certificates Priority of Distributions:	(A) Available funds from the Group 1 Mortgage Loans will be distributed in the following order of priority:

1)   to the Group 1-A and Class R Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate;

2)   from the Group 1 Mortgage Loans, as principal, sequentially, as follows:

(a)   first, to the Class R Certificates, until the Class R Principal Balance is reduced to zero; and

(b)   second, to the Group 1-A Certificates, pro rata according to Class Principal Balance, until their Class Principal Balances have each been reduced to zero;

3)   to the Class 1-B-1 Certificates, accrued and unpaid interest at the Class 1-B-1 certificate interest rate;

4)   to the Class 1-B-1 Certificates, principal allocable to such Class;

5)   to the Class 1-B-2 Certificates, accrued and unpaid interest at the Class 1-B-2 certificate interest rate;

6)   to the Class 1-B-2 Certificates, principal allocable to such Class;

7)   to the Class 1-B-3 Certificates, accrued and unpaid interest at the Class 1-B-3 certificate interest rate;

8)   to the Class 1-B-3 Certificates, principal allocable to such Class;

9)   to the Class 1-B-4, Class 1-B-5 and Class 1-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group 1-B Senior Subordinate Certificates; and

10)   to the Class R Certificate, any remaining amount.

(B)   Available funds from the Group 2 Mortgage Loans will be distributed in the following order of priority:

1)   to the Group 2-A Certificates (or components thereof, as applicable), accrued and unpaid interest, pro rata, at the related certificate rate on the related Class Principal Balance or Component Principal Balance, as applicable;

2)   from the Subgroup 2-A1 Mortgage Loans, as principal, to the Class 2-A1 Certificates and the Class 2-AB Subgroup 1 Component, pro rata, until the Class 2-A1 and Class 2-AB Subgroup 1 Component Principal Balances have each been reduced to zero;

3)   from the Subgroup 2-A2 Mortgage Loans, as principal, to the Class 2-A2 Certificates and the Class 2-AB Subgroup 2 Component, pro rata, until

the Class 2-A2 and Class 2-AB Subgroup 2 Component Principal Balances have each been reduced to zero;

4) from the Subgroup 2-A3 Mortgage Loans, as principal, to the Class 2-A3 Certificates and the Class 2-AB Subgroup 3 Component, pro rata, until the Class 2-A3 and Class 2-AB Subgroup 3 Component Principal Balances have each been reduced to zero;

5) from the Subgroup 2-A4 Mortgage Loans, as principal, to the Class 2-A4 Certificates and the Class 2-AB Subgroup 4 Component, pro rata, until the Class 2-A4 and Class 2-AB Subgroup 4 Component Principal Balances have each been reduced to zero;

6) from the Subgroup 2-A5 Mortgage Loans, as principal, to the Class 2-A5 Certificates and the Class 2-AB Subgroup 5 Component, pro rata, until the Class 2-A5 and Class 2-AB Subgroup 5 Component Principal Balances have each been reduced to zero;

7) to the Class 2-B-1 Certificates, accrued and unpaid interest at the Class 2-B-1 certificate interest rate;

8) to the Class 2-B-1 Certificates, principal allocable to such Class;

9) to the Class 2-B-2 Certificates, accrued and unpaid interest at the Class 2-B-2 certificate interest rate;

10) to the Class 2-B-2 Certificates, principal allocable to such Class;

11) to the Class 2-B-3 Certificates, accrued and unpaid interest at the Class 2-B-3 certificate interest rate;

12) to the Class 2-B-3 Certificates, principal allocable to such Class;

13) to the Class 2-B-4, Class 2-B-5 and Class 2-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group 2-B Senior Subordinate Certificates; and

14) to the Class R Certificate, any remaining amount.

(C)   Available funds from the Group 3 Mortgage Loans will be distributed in the following order of priority:

1) to the Group 3-A Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate;

2) as principal, to the Group 3-A Certificates, pro rata according to Class Principal Balance until their Class Principal Balances have each been reduced to zero;

3) to the Class 3-B-1 Certificates, accrued and unpaid interest at the Class 3-B-1 certificate interest rate;

4) to the Class 3-B-1 Certificates, principal allocable to such Class;

5) to the Class 3-B-2 Certificates, accrued and unpaid interest at the Class 3-B-2 certificate interest rate;

6) to the Class 3-B-2 Certificates, principal allocable to such Class;

7) to the Class 3-B-3 Certificates, accrued and unpaid interest at the Class 3-B-3 certificate interest rate;

8) to the Class 3-B-3 Certificates, principal allocable to such Class;

9)   to the Class 3-B-4, Class 3-B-5 and Class 3-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group 3-B Senior Subordinate Certificates; and

10)   to the Class R Certificate, any remaining amount.



IMPORTANT NOTICE REGARDING COLLATERAL MATERIALS

The information contained in this section has not been independently verified by WaMu Capital Corp. The information contained in this section is preliminary and subject to change and supersedes information contained in any prior collateral materials for this transaction.

WaMu Mortgage Pass-Through Certificates
Series 2007-HY5 Group 1
Mortgage Loans
Preliminary Collateral Information As of 04/01/07

TOTAL CURRENT BALANCE	$499,245,575					
TOTAL ORIGINAL BALANCE	$499,426,373					
NUMBER OF LOANS	608					
			Minimum		**Maximum**	
AVG CURRENT BALANCE	$821,128		$417,500		$3,000,000	
AVG ORIGINAL BALANCE	$821,425		$417,500		$3,000,000	
WAVG GROSS COUPON	6.29	%	4.23	%	8.45	%
WAVG GROSS MARGIN	2.24	%	2.00	%	3.70	%
WAVG MAX INT RATE	11.29	%	9.23	%	13.45	%
WAVG CURRENT LTV	68.28	%	20.00	%	90.00	%
WAVG FICO SCORE	732		625		815	
WAVG MONTHS TO ROLL	60	Month(s)	56	Month(s)	60	Month(s)
WAVG ORIGINAL TERM	360	Month(s)	360	Month(s)	360	Month(s)
WAVG REMAINING TERM	360	Month(s)	356	Month(s)	360	Month(s)
WAVG SEASONING	0	Month(s)	0	Month(s)	4	Month(s)
NZ WAVG PREPAY TERM	36	Month(s)	36	Month(s)	36	Month(s)
TOP STATE CONC	CA(72.68%),NY(5.24%),FL(3.31%)					
MAXIMUM CA ZIPCODE	1.30%					
FIRST PAY DATE			January 1,2007		May 1,2007	
RATE CHANGE DATE			December 1,2011		April 1,2012	
MATURITY DATE			December 1,2036		April 1,2037	

WaMu Capital Corp.
A Washington Mutual, Inc. Company

OHS West:260205899.6

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5/1 I/O LIBOR	591	$485,272,217.70	97.20%
5/1 LIBOR	17	13,973,356.87	2.80
Total	608	$499,245,574.57	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	608	$499,245,574.57	100.00%
Total	608	$499,245,574.57	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
400,001—500,000	133	$61,769,347.72	12.37%
500,001—600,000	126	69,738,753.95	13.97
600,001—700,000	78	50,576,381.60	10.13
700,001—800,000	71	53,459,548.59	10.71
800,001—900,000	35	29,750,738.77	5.96
900,001—1,000,000	60	58,190,179.99	11.66
1,000,001—1,100,000	10	10,440,956.28	2.09
1,100,001—1,200,000	8	9,172,600.00	1.84
1,200,001—1,300,000	10	12,459,800.00	2.50
1,300,001—1,400,000	10	13,570,826.00	2.72
1,400,001—1,500,000	13	19,171,500.00	3.84
1,500,001—1,600,000	7	10,873,000.00	2.18
1,600,001—1,700,000	4	6,652,000.00	1.33
1,700,001—1,800,000	5	8,824,000.00	1.77
1,800,001—1,900,000	5	9,261,500.00	1.86
1,900,001—2,000,000	14	27,685,391.67	5.55
2,000,001—2,100,000	4	8,113,000.00	1.63
2,100,001—2,200,000	2	4,370,000.00	0.88
2,200,001—2,300,000	1	2,240,000.00	0.45
2,400,001—2,500,000	2	4,888,000.00	0.98
2,500,001 >=	10	28,038,050.00	5.62
Total	608	$499,245,574.57	100.00%



WaMu Capital Corp.

A Washington Mutual, Inc. Company

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001—4.250	1	$1,238,300.00	0.25%
4.251—4.500	2	1,588,621.00	0.32
4.501—4.750	2	1,469,000.00	0.29
4.751—5.000	5	2,837,000.00	0.57
5.001—5.250	3	1,648,000.00	0.33
5.251—5.500	9	9,525,700.00	1.91
5.501—5.750	29	19,535,459.76	3.91
5.751—6.000	98	82,777,170.35	16.58
6.001—6.250	143	123,703,540.38	24.78
6.251—6.500	157	136,021,590.45	27.25
6.501—6.750	91	69,461,932.00	13.91
6.751—7.000	37	26,477,774.00	5.30
7.001—7.250	16	11,429,476.63	2.29
7.251—7.500	4	2,690,400.00	0.54
7.501—7.750	5	3,933,610.00	0.79
7.751—8.000	3	3,112,000.00	0.62
8.001—8.250	2	1,276,000.00	0.26
8.251—8.500	1	520,000.00	0.10
Total	608	$499,245,574.57	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	94	$89,597,137.96	17.95%
2.001—2.250	325	277,576,985.43	55.60
2.251—2.500	112	77,870,260.67	15.60
2.501—2.750	47	34,303,290.51	6.87
2.751—3.000	18	12,239,900.00	2.45
3.001—3.250	10	6,550,000.00	1.31
3.251—3.500	1	588,000.00	0.12
3.501—3.750	1	520,000.00	0.10
Total	608	$499,245,574.57	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.001—9.250	1	$1,238,300.00	0.25%
9.251—9.500	2	1,588,621.00	0.32
9.501—9.750	2	1,469,000.00	0.29
9.751—10.000	5	2,837,000.00	0.57
10.001—10.250	3	1,648,000.00	0.33
10.251—10.500	9	9,525,700.00	1.91
10.501—10.750	29	19,535,459.76	3.91
10.751—11.000	98	82,777,170.35	16.58
11.001—11.250	143	123,703,540.38	24.78
11.251—11.500	157	136,021,590.45	27.25
11.501—11.750	91	69,461,932.00	13.91
11.751—12.000	36	26,051,774.00	5.22
12.001—12.250	16	11,191,726.63	2.24
12.251—12.500	5	3,354,150.00	0.67
12.501—12.750	5	3,933,610.00	0.79
12.751—13.000	3	3,112,000.00	0.62
13.001—13.250	2	1,276,000.00	0.26
13.251—13.500	1	520,000.00	0.10
Total	608	$499,245,574.57	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	608	$499,245,574.57	100.00%
Total	608	$499,245,574.57	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	608	$499,245,574.57	100.00%
Total	608	$499,245,574.57	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	405	$337,717,014.10	67.65%
1—3	198	157,255,520.47	31.50
4—6	5	4,273,040.00	0.86
Total	608	$499,245,574.57	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$750,000.00	0.15%
21—25	1	825,000.00	0.17
26—30	1	1,000,000.00	0.20
31—35	5	4,165,000.00	0.83
36—40	10	8,679,000.00	1.74
41—45	13	9,385,391.65	1.88
46—50	21	21,163,000.00	4.24
51—55	40	34,015,641.37	6.81
56—60	47	48,012,090.51	9.62
61—65	43	39,025,491.45	7.82
66—70	101	93,701,911.87	18.77
71—75	76	65,334,868.51	13.09
76—80	247	172,056,969.21	34.46
86—90	2	1,131,210.00	0.23
Total	608	$499,245,574.57	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$750,000.00	0.15%
21—25	1	825,000.00	0.17
26—30	1	1,000,000.00	0.20
31—35	5	4,165,000.00	0.83
36—40	10	8,679,000.00	1.74
41—45	13	9,385,391.65	1.88
46—50	21	21,163,000.00	4.24
51—55	39	33,526,381.61	6.72
56—60	48	48,501,350.27	9.71
61—65	42	38,284,049.99	7.67
66—70	101	93,892,900.05	18.81
71—75	76	65,334,868.51	13.09
76—80	248	172,607,422.49	34.57
86—90	2	1,131,210.00	0.23
Total	608	$499,245,574.57	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	7	$4,744,000.00	0.95%
640—659	23	15,721,640.51	3.15
660—679	35	26,360,150.00	5.28
680—699	87	72,537,074.35	14.53
700—719	88	70,230,767.87	14.07
720—739	117	95,051,471.08	19.04
740—759	79	67,410,411.76	13.50
760—779	85	71,968,060.11	14.42
780—799	68	60,412,734.87	12.10
800 >=	19	14,809,264.02	2.97
Total	608	$499,245,574.57	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	49	$38,132,417.00	7.64%
Reduced	559	461,113,157.57	92.36
Total	608	$499,245,574.57	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	6	$3,382,210.00	0.68%
Owner Occupied	549	452,412,805.00	90.62
Second Home	53	43,450,559.57	8.70
Total	608	$499,245,574.57	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	15	$11,927,940.00	2.39%
Condo	74	54,048,100.34	10.83
Co-op	1	796,800.00	0.16
PUD	119	99,582,663.89	19.95
Single Family	399	332,890,070.34	66.68
Total	608	$499,245,574.57	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	146	$125,909,795.08	25.22%
Refi—Cash Out	250	200,442,799.83	40.15
Refi—No Cash Out	212	172,892,979.66	34.63
Total	608	$499,245,574.57	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	607	$498,255,574.57	99.80%
36	1	990,000.00	0.20
Total	608	$499,245,574.57	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	10	$8,292,540.00	1.66%
CA	454	362,831,193.08	72.68
CO	5	5,201,456.28	1.04
CT	6	6,872,799.00	1.38
FL	16	16,528,809.63	3.31
GA	1	1,117,000.00	0.22
ID	2	1,240,000.00	0.25
IL	16	12,344,100.00	2.47
IN	1	500,000.00	0.10
MA	11	10,548,630.68	2.11
MD	3	2,615,750.00	0.52
MN	2	1,151,612.00	0.23
NC	1	1,000,000.00	0.20
NH	3	1,953,656.47	0.39
NJ	13	9,321,477.00	1.87
NV	6	6,402,250.00	1.28
NY	25	26,139,340.43	5.24
OH	1	540,000.00	0.11
OR	3	1,656,500.00	0.33
PA	1	461,250.00	0.09
SC	1	520,000.00	0.10
TX	2	1,251,110.00	0.25
UT	4	6,114,000.00	1.22
VA	3	1,750,000.00	0.35
WA	18	12,892,100.00	2.58
Total	608	$499,245,574.57	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	303	$249,353,654.52	49.95%
15.00 or less	11	10,656,346.09	2.13
15.01—20.00	12	9,411,813.50	1.89
20.01—25.00	24	22,869,511.00	4.58
25.01—30.00	32	27,114,589.24	5.43
30.01—35.00	50	49,083,997.95	9.83
35.01—40.00	67	51,662,351.97	10.35
40.01—45.00	48	32,975,414.10	6.61
45.01—50.00	32	23,325,842.76	4.67
50.01—55.00	20	15,879,336.44	3.18
55.01—60.00	4	3,608,000.00	0.72
60.01 >=	5	3,304,717.00	0.66
Total	608	$499,245,574.57	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 36.07%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	303	$249,353,654.52	49.95%
No Second Lien	194	165,495,702.87	33.15
60.00 or less	11	8,058,739.59	1.61
60.01—65.00	2	1,522,000.00	0.30
65.01—70.00	7	5,679,999.99	1.14
70.01—75.00	7	5,426,500.00	1.09
75.01—80.00	8	7,061,804.59	1.41
80.01—85.00	11	7,664,516.63	1.54
85.01—90.00	65	48,982,656.38	9.81
Total	608	$499,245,574.57	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien or data not compiled) was approximately 81.86%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WaMu Mortgage Pass-Through Certificates
Series 2007-HY5 Group 2
Mortgage Loans
Preliminary Collateral Information As of 04/01/07

		Minimum	Maximum
TOTAL CURRENT BALANCE	$767,778,175		
TOTAL ORIGINAL BALANCE	$767,863,304		
NUMBER OF LOANS	938		
AVG CURRENT BALANCE	$818,527	$420,900	$3,000,000
AVG ORIGINAL BALANCE	$818,618	$423,000	$3,000,000
WAVG GROSS COUPON	6.26 %	5.10 %	7.93 %
WAVG GROSS MARGIN	2.21 %	2.00 %	3.45 %
WAVG MAX INT RATE	11.26 %	10.10 %	12.93 %
WAVG CURRENT LTV	67.23 %	18.44 %	80.00 %
WAVG FICO SCORE	735	622	814
WAVG MONTHS TO ROLL	84 Month(s)	80 Month(s)	84 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	360 Month(s)	356 Month(s)	360 Month(s)
WAVG SEASONING	0 Month(s)	0 Month(s)	4 Month(s)
NZ WAVG PREPAY TERM	32 Month(s)	30 Month(s)	36 Month(s)
TOP STATE CONC	CA(68.30%),WA(5.59%),NY(4.03%)		
MAXIMUM CA ZIPCODE	1.60%		
FIRST PAY DATE		January 1,2007	May 1,2007
RATE CHANGE DATE		December 1,2013	April 1,2014
MATURITY DATE		December 1,2036	April 1,2037

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7/1 I/O LIBOR	906	$742,297,442.03	96.68%
7/1 LIBOR	32	25,480,732.54	3.32
Total	938	$767,778,174.57	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	938	$767,778,174.57	100.00%
Total	938	$767,778,174.57	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
400,001—500,000	161	$75,536,157.64	9.84%
500,001—600,000	215	119,022,637.01	15.50
600,001—700,000	140	91,693,250.94	11.94
700,001—800,000	102	76,471,397.41	9.96
800,001—900,000	63	53,910,330.54	7.02
900,001—1,000,000	99	96,830,855.39	12.61
1,000,001—1,100,000	19	20,378,250.00	2.65
1,100,001—1,200,000	14	16,361,368.00	2.13
1,200,001—1,300,000	24	30,321,499.99	3.95
1,300,001—1,400,000	15	20,258,265.00	2.64
1,400,001—1,500,000	20	29,612,000.00	3.86
1,500,001—1,600,000	8	12,547,500.00	1.63
1,600,001—1,700,000	9	14,930,657.46	1.94
1,700,001—1,800,000	9	15,815,000.00	2.06
1,800,001—1,900,000	4	7,425,000.00	0.97
1,900,001—2,000,000	6	11,786,000.00	1.54
2,000,001—2,100,000	2	4,162,500.00	0.54
2,100,001—2,200,000	4	8,568,900.00	1.12
2,200,001—2,300,000	5	11,400,000.00	1.48
2,300,001—2,400,000	3	7,128,776.19	0.93
2,400,001—2,500,000	5	12,469,463.00	1.62
>= 2,500,001	11	31,148,366.00	4.06
Total	938	$767,778,174.57	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001—5.250	2	$1,830,000.00	0.24%
5.251—5.500	7	5,153,999.99	0.67
5.501—5.750	53	40,088,308.59	5.22
5.751—6.000	165	135,662,747.98	17.67
6.001—6.250	275	246,845,649.98	32.15
6.251—6.500	261	206,575,726.02	26.91
6.501—6.750	112	85,262,720.50	11.11
6.751—7.000	34	26,279,705.74	3.42
7.001—7.250	20	14,413,215.77	1.88
7.251—7.500	5	2,592,100.00	0.34
7.501—7.750	1	1,520,000.00	0.20
7.751—8.000	3	1,554,000.00	0.20
Total	938	$767,778,174.57	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	163	$149,917,512.85	19.53%
2.001—2.250	517	433,102,166.62	56.41
2.251—2.500	168	117,804,799.05	15.34
2.501—2.750	65	50,273,206.05	6.55
2.751—3.000	16	11,056,400.00	1.44
3.001—3.250	8	5,090,490.00	0.66
3.251—3.500	1	533,600.00	0.07
Total	938	$767,778,174.57	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.001—10.250	2	$1,830,000.00	0.24%
10.251—10.500	7	5,153,999.99	0.67
10.501—10.750	53	40,088,308.59	5.22
10.751—11.000	165	135,662,747.98	17.67
11.001—11.250	275	247,318,649.98	32.21
11.251—11.500	261	206,102,726.02	26.84
11.501—11.750	112	85,262,720.50	11.11
11.751—12.000	35	26,755,705.74	3.48
12.001—12.250	19	13,937,215.77	1.82
12.251—12.500	5	2,592,100.00	0.34
12.501—12.750	1	1,520,000.00	0.20
12.751—13.000	3	1,554,000.00	0.20
Total	938	$767,778,174.57	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	938	$767,778,174.57	100.00%
Total	938	$767,778,174.57	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	938	$767,778,174.57	100.00%
Total	938	$767,778,174.57	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	707	$567,117,368.29	73.86%
1—3	228	197,114,106.28	25.67
4—6	3	3,546,700.00	0.46
Total	938	$767,778,174.57	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$1,150,000.00	0.15%
21—25	2	1,017,000.00	0.13
26—30	5	5,150,243.53	0.67
31—35	8	8,086,000.00	1.05
36—40	18	12,155,175.57	1.58
41—45	23	23,264,500.00	3.03
46—50	42	40,568,500.00	5.28
51—55	46	43,823,500.00	5.71
56—60	65	61,009,593.75	7.95
61—65	85	74,737,540.95	9.73
66—70	182	166,932,099.38	21.74
71—75	133	105,591,488.54	13.75
76—80	327	224,292,532.85	29.21
Total	938	$767,778,174.57	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$1,150,000.00	0.15%
21—25	2	1,017,000.00	0.13
26—30	5	5,150,243.53	0.67
31—35	8	8,086,000.00	1.05
36—40	18	12,155,175.57	1.58
41—45	23	23,264,500.00	3.03
46—50	41	37,568,500.00	4.89
51—55	46	43,823,500.00	5.71
56—60	66	64,009,593.75	8.34
61—65	85	74,737,540.95	9.73
66—70	182	166,932,099.38	21.74
71—75	133	105,591,488.54	13.75
76—80	327	224,292,532.85	29.21
Total	938	$767,778,174.57	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	8	$5,564,600.00	0.72%
640—659	20	13,114,850.31	1.71
660—679	50	40,965,489.00	5.34
680—699	121	101,167,809.29	13.18
700—719	136	110,317,130.68	14.37
720—739	168	125,673,041.48	16.37
740—759	148	133,881,150.54	17.44
760—779	146	130,588,017.83	17.01
780—799	116	91,761,153.61	11.95
>= 800	25	14,744,931.83	1.92
Total	938	$767,778,174.57	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	83	$74,835,736.71	9.75%
Reduced	855	692,942,437.86	90.25
Total	938	$767,778,174.57	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	1	$524,000.00	0.07%
Owner Occupied	858	688,876,898.58	89.72
Second Home	79	78,377,275.99	10.21
Total	938	$767,778,174.57	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	15	$11,415,550.00	1.49%
Condo	100	72,739,764.55	9.47
Co-op	5	4,329,950.50	0.56
PUD	185	158,286,665.85	20.62
Single Family	633	521,006,243.67	67.86
Total	938	$767,778,174.57	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	243	$201,714,118.04	26.27%
Refi—Cash Out	411	316,696,849.99	41.25
Refi—No Cash Out	284	249,367,206.54	32.48
Total	938	$767,778,174.57	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	936	$765,779,306.57	99.74%
30	1	1,194,868.00	0.16
36	1	804,000.00	0.10
Total	938	$767,778,174.57	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	27	$29,005,649.00	3.78%
CA	679	524,376,601.88	68.30
CO	11	9,293,420.00	1.21
CT	10	13,755,999.99	1.79
DC	2	1,262,400.00	0.16
FL	26	24,327,966.09	3.17
GA	1	424,000.00	0.06
HI	1	875,000.00	0.11
ID	1	1,600,000.00	0.21
IL	29	28,025,657.46	3.65
MA	17	14,989,094.56	1.95
MD	3	2,114,000.00	0.28
MI	4	3,041,200.31	0.40
MO	1	999,950.00	0.13
NC	2	1,940,000.00	0.25
NJ	17	15,058,521.17	1.96
NV	9	8,651,000.00	1.13
NY	31	30,945,190.59	4.03
OR	4	2,598,500.00	0.34
PA	1	690,000.00	0.09
UT	5	6,709,000.00	0.87
VA	6	4,153,300.00	0.54
WA	51	42,941,723.52	5.59
Total	938	$767,778,174.57	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	461	$381,660,364.35	49.71%
15.00 or less	13	14,267,663.54	1.86
15.01—20.00	20	18,992,650.49	2.47
20.01—25.00	36	33,836,166.36	4.41
25.01—30.00	50	37,521,626.18	4.89
30.01—35.00	89	71,077,233.38	9.26
35.01—40.00	120	95,813,444.69	12.48
40.01—45.00	86	69,039,993.83	8.99
45.01—50.00	42	30,266,463.76	3.94
50.01—55.00	16	12,001,999.99	1.56
55.01—60.00	3	1,741,418.00	0.23
>= 60.01	2	1,559,150.00	0.20
Total	938	$767,778,174.57	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 35.14%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	461	$381,660,364.35	49.71%
No Second Lien	314	250,927,712.64	32.68
60.00 or less	6	7,694,000.00	1.00
60.01—65.00	5	9,484,000.00	1.24
65.01—70.00	9	11,704,100.00	1.52
70.01—75.00	9	9,236,500.00	1.20
75.01—80.00	21	17,915,599.48	2.33
80.01—85.00	13	9,469,820.00	1.23
85.01—90.00	100	69,686,078.10	9.08
Total	938	$767,778,174.57	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 80.93%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WaMu Mortgage Pass-Through Certificates
Series 2007-HY5 Sub-Group 2-A1
Mortgage Loans
Preliminary Collateral Information As of 04/01/07

			Minimum		Maximum
TOTAL CURRENT BALANCE	$175,214,663				
TOTAL ORIGINAL BALANCE	$175,222,725				
NUMBER OF LOANS	214				
AVG CURRENT BALANCE	$818,760		$420,900		$3,000,000
AVG ORIGINAL BALANCE	$818,798		$423,000		$3,000,000
WAVG GROSS COUPON	6.27 %		5.30 %		7.78 %
WAVG GROSS MARGIN	2.22 %		2.00 %		3.45 %
WAVG MAX INT RATE	11.27 %		10.30 %		12.78 %
WAVG CURRENT LTV	67.59 %		18.67 %		80.00 %
WAVG FICO SCORE	733		622		811
WAVG MONTHS TO ROLL	84 Month(s)		80 Month(s)		84 Month(s)
WAVG ORIGINAL TERM	360 Month(s)		360 Month(s)		360 Month(s)
WAVG REMAINING TERM	360 Month(s)		356 Month(s)		360 Month(s)
WAVG SEASONING	0 Month(s)		0 Month(s)		4 Month(s)
NZ WAVG PREPAY TERM	0 Month(s)		0 Month(s)		0 Month(s)
TOP STATE CONC	CA(67.88%),IL(5.65%),WA(5.33%)				
MAXIMUM CA ZIPCODE	2.19%				
FIRST PAY DATE			January 1,2007		May 1,2007
RATE CHANGE DATE			December 1,2013		April 1,2014
MATURITY DATE			December 1,2036		April 1,2037

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7/1 I/O LIBOR	209	$171,976,412.79	98.15%
7/1 LIBOR	5	3,238,250.62	1.85
Total	214	$175,214,663.41	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	214	$175,214,663.41	100.00%
Total	214	$175,214,663.41	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
400,001—500,000	39	$18,178,564.06	10.38%
500,001—600,000	46	25,782,965.75	14.72
600,001—700,000	32	21,044,623.76	12.01
700,001—800,000	22	16,443,749.99	9.38
800,001—900,000	17	14,398,243.54	8.22
900,001—1,000,000	20	19,568,900.31	11.17
1,000,001—1,100,000	5	5,372,000.00	3.07
1,100,001—1,200,000	3	3,445,000.00	1.97
1,200,001—1,300,000	6	7,603,750.00	4.34
1,300,001—1,400,000	3	4,008,000.00	2.29
1,400,001—1,500,000	6	8,908,000.00	5.08
1,600,001—1,700,000	3	4,962,500.00	2.83
1,700,001—1,800,000	4	6,985,000.00	3.99
1,800,001—1,900,000	1	1,855,000.00	1.06
1,900,001—2,000,000	2	3,915,000.00	2.23
2,000,001—2,100,000	1	2,100,000.00	1.20
2,200,001—2,300,000	1	2,280,000.00	1.30
2,300,001—2,400,000	1	2,400,000.00	1.37
>= 2,500,001	2	5,963,366.00	3.40
Total	214	$175,214,663.41	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.251—5.500	4	$2,891,499.99	1.65%
5.501—5.750	7	4,767,493.76	2.72
5.751—6.000	40	30,847,459.00	17.61
6.001—6.250	74	63,358,904.10	36.16
6.251—6.500	48	40,750,350.00	23.26
6.501—6.750	27	22,726,150.50	12.97
6.751—7.000	4	3,889,505.75	2.22
7.001—7.250	7	4,482,200.31	2.56
7.251—7.500	2	991,100.00	0.57
7.751—8.000	1	510,000.00	0.29
Total	214	$175,214,663.41	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	32	$27,417,487.29	15.65%
2.001—2.250	127	109,691,299.56	62.60
2.251—2.500	36	23,596,070.50	13.47
2.501—2.750	12	10,228,706.06	5.84
2.751—3.000	3	2,204,000.00	1.26
3.001—3.250	3	1,543,500.00	0.88
3.251—3.500	1	533,600.00	0.30
Total	214	$175,214,663.41	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.251—10.500	4	$2,891,499.99	1.65%
10.501—10.750	7	4,767,493.76	2.72
10.751—11.000	40	30,847,459.00	17.61
11.001—11.250	74	63,358,904.10	36.16
11.251—11.500	48	40,750,350.00	23.26
11.501—11.750	27	22,726,150.50	12.97
11.751—12.000	5	4,365,505.75	2.49
12.001—12.250	6	4,006,200.31	2.29
12.251—12.500	2	991,100.00	0.57
12.751—13.000	1	510,000.00	0.29
Total	214	$175,214,663.41	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	214	$175,214,663.41	100.00%
Total	214	$175,214,663.41	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	214	$175,214,663.41	100.00%
Total	214	$175,214,663.41	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	160	$126,306,176.00	72.09%
1—3	52	45,913,487.41	26.20
4—6	2	2,995,000.00	1.71
Total	214	$175,214,663.41	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$560,000.00	0.32%
26—30	3	3,065,243.53	1.75
31—35	2	2,900,000.00	1.66
36—40	2	1,248,650.00	0.71
41—45	6	5,052,000.00	2.88
46—50	7	8,834,000.00	5.04
51—55	12	8,757,500.00	5.00
56—60	11	10,709,093.76	6.11
61—65	18	19,441,366.00	11.10
66—70	39	33,795,830.00	19.29
71—75	29	24,135,400.81	13.77
76—80	84	56,715,579.31	32.37
Total	214	$175,214,663.41	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$560,000.00	0.32%
26—30	3	3,065,243.53	1.75
31—35	2	2,900,000.00	1.66
36—40	2	1,248,650.00	0.71
41—45	6	5,052,000.00	2.88
46—50	6	5,834,000.00	3.33
51—55	12	8,757,500.00	5.00
56—60	12	13,709,093.76	7.82
61—65	18	19,441,366.00	11.10
66—70	39	33,795,830.00	19.29
71—75	29	24,135,400.81	13.77
76—80	84	56,715,579.31	32.37
Total	214	$175,214,663.41	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	1	$533,600.00	0.30%
640—659	5	4,707,200.31	2.69
660—679	7	5,104,500.00	2.91
680—699	25	20,561,705.75	11.74
700—719	41	34,379,020.50	19.62
720—739	35	27,232,739.00	15.54
740—759	38	35,807,509.54	20.44
760—779	32	25,169,538.31	14.36
780—799	25	19,178,030.00	10.95
>= 800	5	2,540,820.00	1.45
Total	214	$175,214,663.41	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	14	$13,157,893.76	7.51%
Reduced	200	162,056,769.65	92.49
Total	214	$175,214,663.41	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	198	$159,821,213.41	91.21%
Second Home	16	15,393,450.00	8.79
Total	214	$175,214,663.41	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	3	$1,957,600.00	1.12%
Condo	33	21,401,384.55	12.21
Co-op	1	449,950.50	0.26
PUD	42	34,840,932.76	19.88
Single Family	135	116,564,795.60	66.53
Total	214	$175,214,663.41	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	62	$49,745,553.56	28.39%
Refi—Cash Out	89	71,030,150.01	40.54
Refi—No Cash Out	63	54,438,959.84	31.07
Total	214	$175,214,663.41	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	214	$175,214,663.41	100.00%
Total	214	$175,214,663.41	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	5	$4,971,009.00	2.84%
CA	156	118,937,353.04	67.88
CO	4	3,213,920.00	1.83
CT	3	4,000,000.00	2.28
FL	5	5,140,320.00	2.93
IL	11	9,905,500.00	5.65
MA	6	4,657,044.56	2.66
MD	1	680,000.00	0.39
MI	1	999,200.31	0.57
NJ	3	3,784,000.00	2.16
NV	3	2,256,500.00	1.29
NY	6	5,679,950.50	3.24
OR	1	500,000.00	0.29
PA	1	690,000.00	0.39
VA	1	457,500.00	0.26
WA	7	9,342,366.00	5.33
Total	214	$175,214,663.41	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	116	$92,786,316.31	52.96%
15.00 or less	3	2,792,663.54	1.59
15.01—20.00	5	4,788,450.49	2.73
20.01—25.00	9	8,954,500.00	5.11
25.01—30.00	6	4,690,320.00	2.68
30.01—35.00	22	17,888,554.56	10.21
35.01—40.00	22	18,950,014.75	10.82
40.01—45.00	20	16,860,450.00	9.62
45.01—50.00	8	5,866,093.76	3.35
50.01—55.00	3	1,637,300.00	0.93
Total	214	$175,214,663.41	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 34.76%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	116	$92,786,316.31	52.96%
No Second Lien	68	55,732,881.35	31.81
60.00 or less	1	2,400,000.00	1.37
65.01—70.00	1	3,000,000.00	1.71
70.01—75.00	1	1,458,000.00	0.83
75.01—80.00	3	2,292,000.00	1.31
80.01—85.00	2	2,287,500.00	1.31
85.01—90.00	22	15,257,965.75	8.71
Total	214	$175,214,663.41	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 81.53%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WaMu Mortgage Pass-Through Certificates
Series 2007-HY5 Sub-Group 2-A2
Mortgage Loans
Preliminary Collateral Information As of 04/01/07

		Minimum	Maximum
TOTAL CURRENT BALANCE	$144,228,604		
TOTAL ORIGINAL BALANCE	$144,240,289		
NUMBER OF LOANS	176		
AVG CURRENT BALANCE	$819,481	$440,000	$3,000,000
AVG ORIGINAL BALANCE	$819,547	$440,000	$3,000,000
WAVG GROSS COUPON	5.86 %	5.10 %	6.00 %
WAVG GROSS MARGIN	2.12 %	2.00 %	2.60 %
WAVG MAX INT RATE	10.86 %	10.10 %	11.00 %
WAVG CURRENT LTV	62.82 %	28.30 %	80.00 %
WAVG FICO SCORE	749	680	809
WAVG MONTHS TO ROLL	84 Month(s)	81 Month(s)	84 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	360 Month(s)	357 Month(s)	360 Month(s)
WAVG SEASONING	0 Month(s)	0 Month(s)	3 Month(s)
NZ WAVG PREPAY TERM	0 Month(s)	0 Month(s)	0 Month(s)
TOP STATE CONC	CA(79.79%),WA(5.18%),FL(4.07%)		
MAXIMUM CA ZIPCODE	6.04%		
FIRST PAY DATE		February 1,2007	May 1,2007
RATE CHANGE DATE		January 1,2014	April 1,2014
MATURITY DATE		January 1,2037	April 1,2037

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7/1 I/O LIBOR	173	$142,273,603.81	98.64%
7/1 LIBOR	3	1,955,000.00	1.36
Total	176	$144,228,603.81	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	176	$144,228,603.81	100.00%
Total	176	$144,228,603.81	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
400,001—500,000	31	$14,621,400.00	10.14%
500,001—600,000	35	19,548,600.00	13.55
600,001—700,000	28	18,052,740.82	12.52
700,001—800,000	21	15,819,060.00	10.97
800,001—900,000	11	9,544,950.00	6.62
900,001—1,000,000	20	19,482,125.00	13.51
1,000,001—1,100,000	4	4,335,000.00	3.01
1,100,001—1,200,000	2	2,275,000.00	1.58
1,200,001—1,300,000	2	2,589,999.99	1.80
1,300,001—1,400,000	5	6,758,265.00	4.69
1,400,001—1,500,000	6	8,882,000.00	6.16
1,500,001—1,600,000	4	6,280,000.00	4.35
1,600,001—1,700,000	1	1,650,000.00	1.14
1,700,001—1,800,000	1	1,750,000.00	1.21
1,900,001—2,000,000	1	2,000,000.00	1.39
2,400,001—2,500,000	1	2,469,463.00	1.71
>= 2,500,001	3	8,170,000.00	5.66
Total	176	$144,228,603.81	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001—5.250	2	$1,830,000.00	1.27%
5.251—5.500	3	2,262,500.00	1.57
5.501—5.750	46	35,320,814.83	24.49
5.751—6.000	125	104,815,288.98	72.67
Total	176	$144,228,603.81	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	60	$56,429,499.98	39.13%
2.001—2.250	98	75,950,203.83	52.66
2.251—2.500	17	11,268,900.00	7.81
2.501—2.750	1	580,000.00	0.40
Total	176	$144,228,603.81	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.001—10.250	2	$1,830,000.00	1.27%
10.251—10.500	3	2,262,500.00	1.57
10.501—10.750	46	35,320,814.83	24.49
10.751—11.000	125	104,815,288.98	72.67
Total	176	$144,228,603.81	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	176	$144,228,603.81	100.00%
Total	176	$144,228,603.81	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	176	$144,228,603.81	100.00%
Total	176	$144,228,603.81	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	140	$109,121,503.83	75.66%
1—3	36	35,107,099.98	24.34
Total	176	$144,228,603.81	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
26—30	1	$1,500,000.00	1.04%
31—35	1	1,600,000.00	1.11
36—40	10	7,759,999.99	5.38
41—45	6	7,962,000.00	5.52
46—50	14	11,106,000.00	7.70
51—55	12	12,475,000.00	8.65
56—60	20	17,503,499.99	12.14
61—65	15	10,581,450.00	7.34
66—70	36	30,129,002.83	20.89
71—75	14	13,111,415.00	9.09
76—80	47	30,500,236.00	21.15
Total	176	$144,228,603.81	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
26—30	1	$1,500,000.00	1.04%
31—35	1	1,600,000.00	1.11
36—40	10	7,759,999.99	5.38
41—45	6	7,962,000.00	5.52
46—50	14	11,106,000.00	7.70
51—55	12	12,475,000.00	8.65
56—60	20	17,503,499.99	12.14
61—65	15	10,581,450.00	7.34
66—70	36	30,129,002.83	20.89
71—75	14	13,111,415.00	9.09
76—80	47	30,500,236.00	21.15
Total	176	$144,228,603.81	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
680—699	19	$14,894,750.00	10.33%
700—719	12	11,246,900.00	7.80
720—739	42	28,215,821.00	19.56
740—759	29	25,022,288.00	17.35
760—779	39	36,699,909.98	25.45
780—799	31	25,854,620.00	17.93
>= 800	4	2,294,314.83	1.59
Total	176	$144,228,603.81	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	9	$6,754,665.00	4.68%
Reduced	167	137,473,938.81	95.32
Total	176	$144,228,603.81	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	169	$135,848,403.81	94.19%
Second Home	7	8,380,200.00	5.81
Total	176	$144,228,603.81	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	4	$2,922,750.00	2.03%
Condo	15	10,335,160.00	7.17
PUD	43	37,570,184.00	26.05
Single Family	114	93,400,509.81	64.76
Total	176	$144,228,603.81	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	32	$24,183,789.00	16.77%
Refi—Cash Out	69	55,824,950.00	38.71
Refi—No Cash Out	75	64,219,864.81	44.53
Total	176	$144,228,603.81	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	176	$144,228,603.81	100.00%
Total	176	$144,228,603.81	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	2	$3,539,000.00	2.45%
CA	149	115,080,243.82	79.79
CO	2	1,484,000.00	1.03
CT	1	1,289,999.99	0.89
DC	1	560,000.00	0.39
FL	3	5,865,000.00	4.07
ID	1	1,600,000.00	1.11
IL	1	1,380,000.00	0.96
MA	1	1,600,000.00	1.11
NJ	1	483,000.00	0.33
NV	1	730,000.00	0.51
NY	4	3,142,000.00	2.18
WA	9	7,475,360.00	5.18
Total	176	$144,228,603.81	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	87	$69,980,513.00	48.52%
15.00 or less	4	5,025,000.00	3.48
15.01—20.00	3	2,715,000.00	1.88
20.01—25.00	12	9,098,499.99	6.31
25.01—30.00	14	10,016,170.00	6.94
30.01—35.00	14	13,095,749.99	9.08
35.01—40.00	20	16,680,300.00	11.57
40.01—45.00	13	11,211,370.83	7.77
45.01—50.00	6	4,077,000.00	2.83
50.01—55.00	3	2,329,000.00	1.61
Total	176	$144,228,603.81	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 33.06%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	87	$69,980,513.00	48.52%
No Second Lien	58	49,255,620.81	34.15
60.00 or less	3	4,094,000.00	2.84
60.01—65.00	1	1,650,000.00	1.14
65.01—70.00	2	2,014,100.00	1.40
70.01—75.00	3	2,447,000.00	1.70
75.01—80.00	6	4,135,500.00	2.87
80.01—85.00	3	2,026,620.00	1.41
85.01—90.00	13	8,625,250.00	5.98
Total	176	$144,228,603.81	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 77.03%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WaMu Mortgage Pass-Through Certificates
Series 2007-HY5 Sub-Group 2-A3
Mortgage Loans
Preliminary Collateral Information As of 04/01/07

		Minimum	Maximum
TOTAL CURRENT BALANCE	$210,039,236		
TOTAL ORIGINAL BALANCE	$210,041,976		
NUMBER OF LOANS	236		
AVG CURRENT BALANCE	$889,997	$431,250	$3,000,000
AVG ORIGINAL BALANCE	$890,008	$431,250	$3,000,000
WAVG GROSS COUPON	6.18 %	6.03 %	6.35 %
WAVG GROSS MARGIN	2.14 %	2.00 %	2.90 %
WAVG MAX INT RATE	11.18 %	11.03 %	11.38 %
WAVG CURRENT LTV	64.70 %	22.14 %	80.00 %
WAVG FICO SCORE	744	624	811
WAVG MONTHS TO ROLL	84 Month(s)	80 Month(s)	84 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	360 Month(s)	356 Month(s)	360 Month(s)
WAVG SEASONING	0 Month(s)	0 Month(s)	4 Month(s)
NZ WAVG PREPAY TERM	36 Month(s)	36 Month(s)	36 Month(s)
TOP STATE CONC	CA(73.02%),WA(4.42%),NY(3.86%)		
MAXIMUM CA ZIPCODE	1.95%		
FIRST PAY DATE		January 1,2007	May 1,2007
RATE CHANGE DATE		December 1,2013	April 1,2014
MATURITY DATE		December 1,2036	April 1,2037

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7/1 I/O LIBOR	222	$198,580,878.98	94.54%
7/1 LIBOR	14	11,458,356.99	5.46
Total	236	$210,039,235.97	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	236	$210,039,235.97	100.00%
Total	236	$210,039,235.97	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
400,001—500,000	40	$18,904,575.58	9.00%
500,001—600,000	47	25,790,690.09	12.28
600,001—700,000	25	16,389,836.37	7.80
700,001—800,000	28	21,159,487.94	10.07
800,001—900,000	19	16,190,297.00	7.71
900,001—1,000,000	25	24,538,948.99	11.68
1,000,001—1,100,000	4	4,256,000.00	2.03
1,100,001—1,200,000	3	3,575,000.00	1.70
1,200,001—1,300,000	11	13,988,500.00	6.66
1,300,001—1,400,000	6	8,172,500.00	3.89
1,400,001—1,500,000	6	8,882,000.00	4.23
1,500,001—1,600,000	1	1,557,500.00	0.74
1,600,001—1,700,000	2	3,370,000.00	1.60
1,700,001—1,800,000	3	5,330,000.00	2.54
1,800,001—1,900,000	1	1,875,000.00	0.89
1,900,001—2,000,000	1	1,995,000.00	0.95
2,100,001—2,200,000	2	4,268,900.00	2.03
2,200,001—2,300,000	4	9,120,000.00	4.34
2,300,001—2,400,000	1	2,330,000.00	1.11
2,400,001—2,500,000	4	10,000,000.00	4.76
>= 2,500,001	3	8,345,000.00	3.97
Total	236	$210,039,235.97	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.001—6.250	201	$183,486,745.88	87.36%
6.251—6.500	35	26,552,490.09	12.64
Total	236	$210,039,235.97	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	52	$50,402,525.58	24.00%
2.001—2.250	150	135,415,910.39	64.47
2.251—2.500	26	18,903,300.00	9.00
2.501—2.750	7	4,783,500.00	2.28
2.751—3.000	1	534,000.00	0.25
Total	236	$210,039,235.97	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.001—11.250	200	$182,959,745.88	87.11%
11.251—11.500	36	27,079,490.09	12.89
Total	236	$210,039,235.97	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	236	$210,039,235.97	100.00%
Total	236	$210,039,235.97	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	236	$210,039,235.97	100.00%
Total	236	$210,039,235.97	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	181	$159,565,976.00	75.97%
1—3	54	49,921,559.97	23.77
4—6	1	551,700.00	0.26
Total	236	$210,039,235.97	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
21—25	1	$487,000.00	0.23%
26—30	1	585,000.00	0.28
31—35	3	2,136,000.00	1.02
36—40	5	2,571,525.58	1.22
41—45	8	8,392,500.00	4.00
46—50	14	14,582,500.00	6.94
51—55	15	17,860,000.00	8.50
56—60	22	20,012,000.00	9.53
61—65	34	31,116,974.95	14.81
66—70	46	49,796,315.36	23.71
71—75	37	27,048,240.08	12.88
76—80	50	35,451,180.00	16.88
Total	236	$210,039,235.97	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
21—25	1	$487,000.00	0.23%
26—30	1	585,000.00	0.28
31—35	3	2,136,000.00	1.02
36—40	5	2,571,525.58	1.22
41—45	8	8,392,500.00	4.00
46—50	14	14,582,500.00	6.94
51—55	15	17,860,000.00	8.50
56—60	22	20,012,000.00	9.53
61—65	34	31,116,974.95	14.81
66—70	46	49,796,315.36	23.71
71—75	37	27,048,240.08	12.88
76—80	50	35,451,180.00	16.88
Total	236	$210,039,235.97	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	1	$760,000.00	0.36%
640—659	1	850,000.00	0.40
660—679	6	3,895,500.00	1.85
680—699	23	22,290,750.00	10.61
700—719	31	25,836,799.99	12.30
720—739	39	33,631,320.00	16.01
740—759	43	43,853,149.00	20.88
760—779	46	43,877,916.37	20.89
780—799	39	31,107,503.61	14.81
>= 800	7	3,936,297.00	1.87
Total	236	$210,039,235.97	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	20	$19,078,627.95	9.08%
Reduced	216	190,960,608.02	90.92
Total	236	$210,039,235.97	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	211	$181,548,335.97	86.44%
Second Home	25	28,490,900.00	13.56
Total	236	$210,039,235.97	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	2	$2,053,000.00	0.98%
Condo	22	19,526,670.00	9.30
Co-op	1	508,000.00	0.24
PUD	44	39,544,199.00	18.83
Single Family	167	148,407,366.97	70.66
Total	236	$210,039,235.97	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	68	$61,463,412.03	29.26%
Refi—Cash Out	91	72,788,598.99	34.65
Refi—No Cash Out	77	75,787,224.95	36.08
Total	236	$210,039,235.97	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	235	$209,235,235.97	99.62%
36	1	804,000.00	0.38
Total	236	$210,039,235.97	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	7	$6,245,000.00	2.97%
CA	183	153,378,142.35	73.02
CO	1	1,267,500.00	0.60
CT	4	6,810,000.00	3.24
FL	5	3,990,000.00	1.90
IL	3	3,915,000.00	1.86
MA	3	2,702,400.00	1.29
MD	1	1,000,000.00	0.48
MI	1	450,000.00	0.21
NC	1	1,200,000.00	0.57
NJ	5	4,840,000.00	2.30
NV	1	2,500,000.00	1.19
NY	7	8,116,490.09	3.86
UT	3	4,342,000.00	2.07
WA	11	9,282,703.53	4.42
Total	236	$210,039,235.97	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	112	$102,310,384.58	48.71%
15.00 or less	3	4,632,500.00	2.21
15.01—20.00	6	7,957,200.00	3.79
20.01—25.00	8	8,457,316.37	4.03
25.01—30.00	15	11,461,990.09	5.46
30.01—35.00	20	15,004,749.99	7.14
35.01—40.00	35	29,431,277.94	14.01
40.01—45.00	23	20,691,197.00	9.85
45.01—50.00	10	7,128,470.00	3.39
50.01—55.00	2	1,405,000.00	0.67
>= 60.01	2	1,559,150.00	0.74
Total	236	$210,039,235.97	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 34.61%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	112	$102,310,384.58	48.71%
No Second Lien	85	68,098,535.04	32.42
60.01—65.00	4	7,834,000.00	3.73
65.01—70.00	3	2,730,000.00	1.30
70.01—75.00	2	2,245,000.00	1.07
75.01—80.00	6	6,358,000.00	3.03
80.01—85.00	3	2,451,000.00	1.17
85.01—90.00	21	18,012,316.35	8.58
Total	236	$210,039,235.97	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 79.47%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WaMu Mortgage Pass-Through Certificates
Series 2007-HY5 Sub-Group 2-A4
Mortgage Loans
Preliminary Collateral Information As of 04/01/07

			Minimum		Maximum	
TOTAL CURRENT BALANCE	$139,272,886					
TOTAL ORIGINAL BALANCE	$139,280,286					
NUMBER OF LOANS	178					
AVG CURRENT BALANCE	$782,432		$428,000		$3,000,000	
AVG ORIGINAL BALANCE	$782,474		$428,000		$3,000,000	
WAVG GROSS COUPON	6.42	%	6.28	%	6.50	%
WAVG GROSS MARGIN	2.25	%	2.00	%	2.90	%
WAVG MAX INT RATE	11.41	%	11.25	%	11.50	%
WAVG CURRENT LTV	70.99	%	18.44	%	80.00	%
WAVG FICO SCORE	727		626		813	
WAVG MONTHS TO ROLL	84	Month(s)	81	Month(s)	84	Month(s)
WAVG ORIGINAL TERM	360	Month(s)	360	Month(s)	360	Month(s)
WAVG REMAINING TERM	360	Month(s)	357	Month(s)	360	Month(s)
WAVG SEASONING	0	Month(s)	0	Month(s)	3	Month(s)
NZ WAVG PREPAY TERM	0	Month(s)	0	Month(s)	0	Month(s)
TOP STATE CONC	CA(59.51%),NY(6.80%),WA(6.11%)					
MAXIMUM CA ZIPCODE	2.35%					
FIRST PAY DATE			February 1,2007		May 1,2007	
RATE CHANGE DATE			January 1,2014		April 1,2014	
MATURITY DATE			January 1,2037		April 1,2037	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7/1 I/O LIBOR	171	$132,379,761.00	95.05%
7/1 LIBOR	7	6,893,124.93	4.95
Total	178	$139,272,885.93	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	178	$139,272,885.93	100.00%
Total	178	$139,272,885.93	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
400,001—500,000	27	$12,648,900.00	9.08%
500,001—600,000	48	26,436,129.17	18.98
600,001—700,000	32	21,342,300.00	15.32
700,001—800,000	17	12,589,099.48	9.04
800,001—900,000	11	9,570,200.00	6.87
900,001—1,000,000	20	19,516,731.09	14.01
1,000,001—1,100,000	4	4,307,500.00	3.09
1,100,001—1,200,000	3	3,557,000.00	2.55
1,200,001—1,300,000	5	6,139,250.00	4.41
1,300,001—1,400,000	1	1,319,500.00	0.95
1,400,001—1,500,000	1	1,470,000.00	1.06
1,500,001—1,600,000	2	3,190,000.00	2.29
1,800,001—1,900,000	1	1,875,000.00	1.35
2,000,001—2,100,000	1	2,062,500.00	1.48
2,100,001—2,200,000	1	2,180,000.00	1.57
2,300,001—2,400,000	1	2,398,776.19	1.72
>= 2,500,001	3	8,670,000.00	6.23
Total	178	$139,272,885.93	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.251—6.500	178	$139,272,885.93	100.00%
Total	178	$139,272,885.93	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	17	$14,538,000.00	10.44%
2.001—2.250	101	80,906,090.84	58.09
2.251—2.500	46	33,095,395.09	23.76
2.501—2.750	12	9,270,000.00	6.66
2.751—3.000	2	1,463,400.00	1.05
Total	178	$139,272,885.93	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.001—11.250	1	$1,000,000.00	0.72%
11.251—11.500	177	138,272,885.93	99.28
Total	178	$139,272,885.93	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	178	$139,272,885.93	100.00%
Total	178	$139,272,885.93	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	178	$139,272,885.93	100.00%
Total	178	$139,272,885.93	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	134	$103,065,585.00	74.00%
1—3	44	36,207,300.93	26.00
Total	178	$139,272,885.93	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$590,000.00	0.42%
31—35	1	1,000,000.00	0.72
36—40	1	575,000.00	0.41
41—45	2	1,258,000.00	0.90
46—50	3	3,000,000.00	2.15
51—55	5	3,655,000.00	2.62
56—60	10	11,535,000.00	8.28
61—65	9	7,169,000.00	5.15
66—70	38	33,895,551.19	24.34
71—75	29	23,187,102.65	16.65
76—80	79	53,408,232.09	38.35
Total	178	$139,272,885.93	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	1	$590,000.00	0.42%
31—35	1	1,000,000.00	0.72
36—40	1	575,000.00	0.41
41—45	2	1,258,000.00	0.90
46—50	3	3,000,000.00	2.15
51—55	5	3,655,000.00	2.62
56—60	10	11,535,000.00	8.28
61—65	9	7,169,000.00	5.15
66—70	38	33,895,551.19	24.34
71—75	29	23,187,102.65	16.65
76—80	79	53,408,232.09	38.35
Total	178	$139,272,885.93	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	2	$1,675,000.00	1.20%
640—659	3	1,648,400.00	1.18
660—679	11	11,437,749.00	8.21
680—699	33	25,700,296.09	18.45
700—719	29	21,760,552.19	15.62
720—739	35	26,400,999.48	18.96
740—759	22	16,473,786.00	11.83
760—779	19	16,544,603.17	11.88
780—799	17	13,188,000.00	9.47
>= 800	7	4,443,500.00	3.19
Total	178	$139,272,885.93	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	25	$24,317,550.00	17.46%
Reduced	153	114,955,335.93	82.54
Total	178	$139,272,885.93	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	156	$118,847,409.93	85.33%
Second Home	22	20,425,476.00	14.67
Total	178	$139,272,885.93	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	5	$3,783,200.00	2.72%
Condo	22	15,574,100.00	11.18
Co-op	1	1,100,000.00	0.79
PUD	39	34,454,332.09	24.74
Single Family	111	84,361,253.84	60.57
Total	178	$139,272,885.93	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	53	$43,865,411.45	31.50%
Refi—Cash Out	79	57,562,975.00	41.33
Refi—No Cash Out	46	37,844,499.48	27.17
Total	178	$139,272,885.93	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	178	$139,272,885.93	100.00%
Total	178	$139,272,885.93	100.00%

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	6	$7,728,000.00	5.55%
CA	110	82,884,610.67	59.51
CO	3	2,857,000.00	2.05
CT	1	1,020,000.00	0.73
DC	1	702,400.00	0.50
FL	9	6,553,646.09	4.71
HI	1	875,000.00	0.63
IL	6	4,741,000.00	3.40
MA	4	3,632,400.00	2.61
MD	1	434,000.00	0.31
MI	1	960,000.00	0.69
NJ	5	3,027,403.17	2.17
NV	1	450,000.00	0.32
NY	10	9,474,750.00	6.80
OR	3	2,098,500.00	1.51
UT	1	1,600,000.00	1.15
VA	2	1,728,000.00	1.24
WA	13	8,506,176.00	6.11
Total	178	$139,272,885.93	100.00%

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	86	$72,054,285.00	51.74%
15.00 or less	2	1,367,500.00	0.98
15.01—20.00	2	1,332,000.00	0.96
20.01—25.00	3	2,235,900.00	1.61
25.01—30.00	9	7,484,146.09	5.37
30.01—35.00	23	16,008,078.84	11.49
35.01—40.00	24	18,675,100.00	13.41
40.01—45.00	13	8,442,976.00	6.06
45.01—50.00	12	9,402,700.00	6.75
50.01—55.00	3	1,745,200.00	1.25
55.01—60.00	1	525,000.00	0.38
Total	178	$139,272,885.93	100.00%

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 36.78%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	86	$72,054,285.00	51.74%
No Second Lien	59	44,276,825.45	31.79
60.00 or less	1	700,000.00	0.50
65.01—70.00	1	2,670,000.00	1.92
70.01—75.00	1	558,000.00	0.40
75.01—80.00	4	2,534,099.48	1.82
80.01—85.00	4	2,139,700.00	1.54
85.01—90.00	22	14,339,976.00	10.30
Total	178	$139,272,885.93	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 83.66%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WaMu Mortgage Pass-Through Certificates
Series 2007-HY5 Sub-Group 2-A5
Mortgage Loans
Preliminary Collateral Information As of 04/01/07

			Minimum		Maximum	
TOTAL CURRENT BALANCE	$99,022,785					
TOTAL ORIGINAL BALANCE	$99,078,028					
NUMBER OF LOANS	134					
AVG CURRENT BALANCE	$738,976		$424,000		$2,120,000	
AVG ORIGINAL BALANCE	$739,388		$424,000		$2,120,000	
WAVG GROSS COUPON	6.78	%	6.53	%	7.93	%
WAVG GROSS MARGIN	2.44	%	2.00	%	3.05	%
WAVG MAX INT RATE	11.78	%	11.53	%	12.93	%
WAVG CURRENT LTV	73.13	%	21.63	%	80.00	%
WAVG FICO SCORE	707		623		814	
WAVG MONTHS TO ROLL	84	Month(s)	81	Month(s)	84	Month(s)
WAVG ORIGINAL TERM	360	Month(s)	360	Month(s)	360	Month(s)
WAVG REMAINING TERM	360	Month(s)	357	Month(s)	360	Month(s)
WAVG SEASONING	0	Month(s)	0	Month(s)	3	Month(s)
NZ WAVG PREPAY TERM	30	Month(s)	30	Month(s)	30	Month(s)
TOP STATE CONC	CA(54.63%),WA(8.42%),IL(8.16%)					
MAXIMUM CA ZIPCODE	2.09%					
FIRST PAY DATE			February 1,2007		May 1,2007	
RATE CHANGE DATE			January 1,2014		April 1,2014	
MATURITY DATE			January 1,2037		April 1,2037	

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
7/1 I/O LIBOR	131	$97,086,785.45	98.04%
7/1 LIBOR	3	1,936,000.00	1.96
Total	134	$99,022,785.45	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	134	$99,022,785.45	100.00%
Total	134	$99,022,785.45	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
400,001—500,000	24	$11,182,718.00	11.29%
500,001—600,000	39	21,464,252.00	21.68
600,001—700,000	23	14,863,749.99	15.01
700,001—800,000	14	10,460,000.00	10.56
800,001—900,000	5	4,206,640.00	4.25
900,001—1,000,000	14	13,724,150.00	13.86
1,000,001—1,100,000	2	2,107,750.00	2.13
1,100,001—1,200,000	3	3,509,368.00	3.54
1,400,001—1,500,000	1	1,470,000.00	1.48
1,500,001—1,600,000	1	1,520,000.00	1.54
1,600,001—1,700,000	3	4,948,157.46	5.00
1,700,001—1,800,000	1	1,750,000.00	1.77
1,800,001—1,900,000	1	1,820,000.00	1.84
1,900,001—2,000,000	2	3,876,000.00	3.91
2,100,001—2,200,000	1	2,120,000.00	2.14
Total	134	$99,022,785.45	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.501—6.750	85	$62,536,570.00	63.15%
6.751—7.000	30	22,390,199.99	22.61
7.001—7.250	13	9,931,015.46	10.03
7.251—7.500	3	1,601,000.00	1.62
7.501—7.750	1	1,520,000.00	1.54
7.751—8.000	2	1,044,000.00	1.05
Total	134	$99,022,785.45	100.00%

WaMu Capital Corp.

A Washington Mutual, Inc. Company

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	2	$1,130,000.00	1.14%
2.001—2.250	41	31,138,662.00	31.45
2.251—2.500	43	30,941,133.46	31.25
2.501—2.750	33	25,410,999.99	25.66
2.751—3.000	10	6,855,000.00	6.92
3.001—3.250	5	3,546,990.00	3.58
Total	134	$99,022,785.45	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
11.501—11.750	85	$62,536,570.00	63.15%
11.751—12.000	30	22,390,199.99	22.61
12.001—12.250	13	9,931,015.46	10.03
12.251—12.500	3	1,601,000.00	1.62
12.501—12.750	1	1,520,000.00	1.54
12.751—13.000	2	1,044,000.00	1.05
Total	134	$99,022,785.45	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	134	$99,022,785.45	100.00%
Total	134	$99,022,785.45	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	134	$99,022,785.45	100.00%
Total	134	$99,022,785.45	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	92	$69,058,127.46	69.74%
1—3	42	29,964,657.99	30.26
Total	134	$99,022,785.45	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
21—25	1	$530,000.00	0.54%
31—35	1	450,000.00	0.45
41—45	1	600,000.00	0.61
46—50	4	3,046,000.00	3.08
51—55	2	1,076,000.00	1.09
56—60	2	1,250,000.00	1.26
61—65	9	6,428,750.00	6.49
66—70	23	19,315,400.00	19.51
71—75	24	18,109,330.00	18.29
76—80	67	48,217,305.45	48.69
Total	134	$99,022,785.45	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
21—25	1	$530,000.00	0.54%
31—35	1	450,000.00	0.45
41—45	1	600,000.00	0.61
46—50	4	3,046,000.00	3.08
51—55	2	1,076,000.00	1.09
56—60	2	1,250,000.00	1.26
61—65	9	6,428,750.00	6.49
66—70	23	19,315,400.00	19.51
71—75	24	18,109,330.00	18.29
76—80	67	48,217,305.45	48.69
Total	134	$99,022,785.45	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	4	$2,596,000.00	2.62%
640—659	11	5,909,250.00	5.97
660—679	26	20,527,740.00	20.73
680—699	21	17,720,307.45	17.90
700—719	23	17,093,858.00	17.26
720—739	17	10,192,162.00	10.29
740—759	16	12,724,418.00	12.85
760—779	10	8,296,050.00	8.38
780—799	4	2,433,000.00	2.46
>= 800	2	1,530,000.00	1.55
Total	134	$99,022,785.45	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	15	$11,527,000.00	11.64%
Reduced	119	87,495,785.45	88.36
Total	134	$99,022,785.45	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	1	$524,000.00	0.53%
Owner Occupied	124	92,811,535.46	93.73
Second Home	9	5,687,249.99	5.74
Total	134	$99,022,785.45	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	1	$699,000.00	0.71%
Condo	8	5,902,450.00	5.96
Co-op	2	2,272,000.00	2.29
PUD	17	11,877,018.00	11.99
Single Family	106	78,272,317.45	79.04
Total	134	$99,022,785.45	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	28	$22,455,952.00	22.68%
Refi—Cash Out	83	59,490,175.99	60.08
Refi—No Cash Out	23	17,076,657.46	17.25
Total	**134**	**$99,022,785.45**	**100.00%**

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	133	$97,827,917.45	98.79%
30	1	1,194,868.00	1.21
Total	**134**	**$99,022,785.45**	**100.00%**

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AZ	7	$6,522,640.00	6.59%
CA	81	54,096,252.00	54.63
CO	1	471,000.00	0.48
CT	1	636,000.00	0.64
FL	4	2,779,000.00	2.81
GA	1	424,000.00	0.43
IL	8	8,084,157.46	8.16
MA	3	2,397,250.00	2.42
MI	1	632,000.00	0.64
MO	1	999,950.00	1.01
NC	1	740,000.00	0.75
NJ	3	2,924,118.00	2.95
NV	3	2,714,500.00	2.74
NY	4	4,532,000.00	4.58
UT	1	767,000.00	0.77
VA	3	1,967,800.00	1.99
WA	11	8,335,117.99	8.42
Total	**134**	**$99,022,785.45**	**100.00%**

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	60	$44,528,865.46	44.97%
15.00 or less	1	450,000.00	0.45
15.01—20.00	4	2,200,000.00	2.22
20.01—25.00	4	5,089,950.00	5.14
25.01—30.00	6	3,869,000.00	3.91
30.01—35.00	10	9,080,100.00	9.17
35.01—40.00	19	12,076,752.00	12.20
40.01—45.00	17	11,834,000.00	11.95
45.01—50.00	6	3,792,200.00	3.83
50.01—55.00	5	4,885,499.99	4.93
55.01—60.00	2	1,216,418.00	1.23
Total	**134**	**$99,022,785.45**	**100.00%**

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 37.59%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	60	$44,528,865.46	44.97%
No Second Lien	44	33,563,849.99	33.90
60.00 or less	1	500,000.00	0.50
65.01—70.00	2	1,290,000.00	1.30
70.01—75.00	2	2,528,500.00	2.55
75.01—80.00	2	2,596,000.00	2.62
80.01—85.00	1	565,000.00	0.57
85.01—90.00	22	13,450,570.00	13.58
Total	134	$99,022,785.45	100.00%

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 84.61%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

WaMu Mortgage Pass-Through Certificates
Series 2007-HY5 Group 3
Mortgage Loans
Preliminary Collateral Information As of 04/01/07

		Minimum	Maximum
TOTAL CURRENT BALANCE	$368,099,909		
TOTAL ORIGINAL BALANCE	$368,742,451		
NUMBER OF LOANS	418		
AVG CURRENT BALANCE	$880,622	$125,539	$3,000,000
AVG ORIGINAL BALANCE	$882,159	$425,000	$3,000,000
WAVG GROSS COUPON	6.18 %	4.50 %	7.80 %
WAVG GROSS MARGIN	2.19 %	2.00 %	3.15 %
WAVG MAX INT RATE	11.18 %	9.50 %	12.80 %
WAVG CURRENT LTV	65.61 %	9.06 %	80.00 %
WAVG FICO SCORE	738	622	816
WAVG MONTHS TO ROLL	120 Month(s)	116 Month(s)	120 Month(s)
WAVG ORIGINAL TERM	360 Month(s)	360 Month(s)	360 Month(s)
WAVG REMAINING TERM	360 Month(s)	356 Month(s)	360 Month(s)
WAVG SEASONING	0 Month(s)	0 Month(s)	4 Month(s)
NZ WAVG PREPAY TERM	36 Month(s)	36 Month(s)	36 Month(s)
TOP STATE CONC	CA(64.34%),NY(8.36%),WA(4.78%)		
MAXIMUM CA ZIPCODE	1.49%		
FIRST PAY DATE		January 1,2007	May 1,2007
RATE CHANGE DATE		December 1,2016	April 1,2017
MATURITY DATE		December 1,2036	April 1,2037

PRODUCT	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/1 I/O LIBOR	405	$355,838,356.37	96.67%
10/1 LIBOR	13	12,261,552.63	3.33
Total	418	$368,099,909.00	100.00%

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Yr LIBOR	418	$368,099,909.00	100.00%
Total	418	$368,099,909.00	100.00%

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
100,001—200,000	1	$125,538.99	0.03%
400,001—500,000	76	35,855,305.11	9.74
500,001—600,000	92	50,788,454.86	13.80
600,001—700,000	48	31,469,051.66	8.55
700,001—800,000	50	37,828,497.79	10.28
800,001—900,000	24	20,428,650.00	5.55
900,001—1,000,000	36	34,995,312.61	9.51
1,000,001—1,100,000	8	8,660,450.00	2.35
1,100,001—1,200,000	10	11,549,250.00	3.14
1,200,001—1,300,000	12	15,037,940.00	4.09
1,300,001—1,400,000	6	8,103,476.42	2.20
1,400,001—1,500,000	11	16,217,513.87	4.41
1,500,001—1,600,000	3	4,700,000.00	1.28
1,600,001—1,700,000	2	3,317,000.00	0.90
1,700,001—1,800,000	6	10,516,067.71	2.86
1,900,001—2,000,000	11	21,623,000.00	5.87
2,000,001—2,100,000	4	8,234,999.99	2.24
2,200,001—2,300,000	3	6,824,999.99	1.85
2,400,001—2,500,000	2	4,882,000.00	1.33
2,500,001 >=	13	36,942,400.00	10.04
Total	418	$368,099,909.00	100.00%

GROSS COUPON (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.251—4.500	2	$1,747,000.00	0.47%
4.751—5.000	3	1,889,000.00	0.51
5.001—5.250	5	3,253,750.00	0.88
5.251—5.500	6	4,845,600.00	1.32
5.501—5.750	29	24,630,707.21	6.69
5.751—6.000	88	75,630,543.36	20.55
6.001—6.250	126	123,639,596.28	33.59
6.251—6.500	95	77,698,584.46	21.11
6.501—6.750	37	31,572,200.00	8.58
6.751—7.000	21	18,768,822.90	5.10
7.001—7.250	4	3,040,904.79	0.83
7.251—7.500	1	584,000.00	0.16
7.751—8.000	1	799,200.00	0.22
Total	418	$368,099,909.00	100.00%

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.751—2.000	87	$73,938,606.69	20.09%
2.001—2.250	253	235,073,974.62	63.86
2.251—2.500	49	36,416,400.00	9.89
2.501—2.750	22	18,421,322.90	5.00
2.751—3.000	5	2,942,200.00	0.80
3.001—3.250	2	1,307,404.79	0.36
Total	418	$368,099,909.00	100.00%

MAX INT RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251—9.500	2	$1,747,000.00	0.47%
9.751—10.000	3	1,889,000.00	0.51
10.001—10.250	5	3,253,750.00	0.88
10.251—10.500	6	4,845,600.00	1.32
10.501—10.750	29	24,630,707.21	6.69
10.751—11.000	88	75,630,543.36	20.55
11.001—11.250	125	122,889,596.28	33.38
11.251—11.500	96	78,448,584.46	21.31
11.501—11.750	37	31,572,200.00	8.58
11.751—12.000	21	18,768,822.90	5.10
12.001—12.250	4	3,040,904.79	0.83
12.251—12.500	1	584,000.00	0.16
12.751—13.000	1	799,200.00	0.22
Total	418	$368,099,909.00	100.00%

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	418	$368,099,909.00	100.00%
Total	418	$368,099,909.00	100.00%

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
351—360	418	$368,099,909.00	100.00%
Total	418	$368,099,909.00	100.00%

SEASONING (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	285	$248,970,978.99	67.64%
1—3	131	117,553,930.01	31.94
4—6	2	1,575,000.00	0.43
Total	418	$368,099,909.00	100.00%

CURRENT LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	3	$1,725,538.99	0.47%
21—25	3	4,540,000.00	1.23
26—30	3	1,660,000.00	0.45
31—35	5	4,498,513.87	1.22
36—40	12	12,632,000.00	3.43
41—45	8	6,845,000.00	1.86
46—50	17	13,468,499.99	3.66
51—55	23	18,644,000.00	5.06
56—60	44	46,036,094.12	12.51
61—65	49	43,925,305.53	11.93
66—70	79	81,380,902.99	22.11
71—75	49	40,756,863.00	11.07
76—80	123	91,987,190.51	24.99
Total	418	$368,099,909.00	100.00%

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 20	2	$1,600,000.00	0.43%
21—25	3	4,540,000.00	1.23
26—30	3	1,660,000.00	0.45
31—35	5	4,498,513.87	1.22
36—40	12	12,632,000.00	3.43
41—45	8	6,845,000.00	1.86
46—50	17	13,468,499.99	3.66
51—55	24	18,769,538.99	5.10
56—60	44	46,036,094.12	12.51
61—65	49	43,925,305.53	11.93
66—70	79	81,380,902.99	22.11
71—75	49	40,756,863.00	11.07
76—80	123	91,987,190.51	24.99
Total	418	$368,099,909.00	100.00%

FICO SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
620—639	3	$3,940,000.00	1.07%
640—659	12	9,402,512.69	2.55
660—679	12	8,155,200.00	2.22
680—699	51	44,172,928.86	12.00
700—719	50	48,059,376.42	13.06
720—739	81	68,236,298.86	18.54
740—759	58	55,148,262.59	14.98
760—779	86	81,029,583.38	22.01
780—799	44	30,525,646.20	8.29
800 >=	21	19,430,100.00	5.28
Total	418	$368,099,909.00	100.00%

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	46	$46,626,343.90	12.67%
Reduced	372	321,473,565.10	87.33
Total	418	$368,099,909.00	100.00%

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Owner Occupied	383	$330,292,853.39	89.73%
Second Home	35	37,807,055.61	10.27
Total	418	$368,099,909.00	100.00%

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	10	$8,732,000.00	2.37%
Condo	32	26,801,017.71	7.28
Co-op	5	9,723,250.00	2.64
PUD	86	63,454,050.32	17.24
Single Family	285	259,389,590.97	70.47
Total	418	$368,099,909.00	100.00%

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Purchase	125	$124,930,533.71	33.94%
Refi—Cash Out	185	153,396,912.29	41.67
Refi—No Cash Out	108	89,772,463.00	24.39
Total	418	$368,099,909.00	100.00%

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	417	$367,300,709.00	99.78%
36	1	799,200.00	0.22
Total	**418**	**$368,099,909.00**	**100.00%**

STATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AL	1	$577,500.00	0.16%
AZ	11	10,591,500.00	2.88
CA	288	236,852,899.28	64.34
CO	10	11,379,000.00	3.09
CT	8	10,841,891.42	2.95
DC	1	880,000.00	0.24
FL	9	6,541,500.00	1.78
GA	2	1,477,497.79	0.40
HI	1	882,000.00	0.24
IL	4	5,026,000.00	1.37
MA	6	9,291,400.00	2.52
MD	2	1,819,000.00	0.49
MI	1	708,800.00	0.19
MO	1	1,100,000.00	0.30
NC	1	1,000,000.00	0.27
NJ	4	2,607,750.00	0.71
NV	3	3,074,500.00	0.84
NY	26	30,757,750.00	8.36
OH	2	1,599,200.00	0.43
OR	6	3,486,000.00	0.95
PA	1	832,900.00	0.23
RI	1	919,812.61	0.25
TX	3	1,762,000.00	0.48
UT	2	1,900,000.00	0.52
VA	5	4,602,800.00	1.25
WA	19	17,588,207.90	4.78
Total	**418**	**$368,099,909.00**	**100.00%**

BACK DTI (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	182	$160,143,600.00	43.51%
15.00 or less	6	8,302,038.99	2.26
15.01—20.00	10	14,401,499.99	3.91
20.01—25.00	19	12,449,150.00	3.38
25.01—30.00	25	21,936,092.99	5.96
30.01—35.00	57	48,961,143.71	13.30
35.01—40.00	52	43,747,929.11	11.88
40.01—45.00	36	32,851,754.21	8.92
45.01—50.00	17	14,403,700.00	3.91
50.01—55.00	11	8,243,000.00	2.24
55.01—60.00	2	1,660,000.00	0.45
60.01 >=	1	1,000,000.00	0.27
Total	**418**	**$368,099,909.00**	**100.00%**

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans (exclusive of the data not compiled) was approximately 34.81%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

COMBINED LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Data Not Compiled	182	$160,143,600.00	43.51%
No Second Lien	155	143,728,663.22	39.05
60.00 or less	5	3,644,000.00	0.99
60.01—65.00	1	489,000.00	0.13
65.01—70.00	11	11,380,726.41	3.09
70.01—75.00	8	6,422,018.86	1.74
75.01—80.00	8	7,627,550.00	2.07
80.01—85.00	4	3,005,200.00	0.82
85.01—90.00	43	31,183,542.61	8.47
90.01—95.00	1	475,607.90	0.13
Total	**418**	**$368,099,909.00**	**100.00%**

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien or data not compiled) was approximately 80.29%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.